Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

HEWLETT-PACKARD COMPANY,

ASPEN ACQUISITION SUB, INC.

and

ARUBA NETWORKS, INC.

Dated as of March 2, 2015

		Page

ARTICLE I THE MERGER		1

Section 1.1	The Merger	1
Section 1.2	Closing	2
Section 1.3	Effective Time	2
Section 1.4	Effects of the Merger	2
Section 1.5	Certificate of Incorporation; Bylaws	2
Section 1.6	Directors	3
Section 1.7	Officers	3

ARTICLE II EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES		3

Section 2.1	Conversion of Capital Stock	3
Section 2.2	Treatment of Options and Other Equity-Based Awards	4
Section 2.3	Exchange and Payment	6
Section 2.4	Withholding Rights	9
Section 2.5	Dissenting Shares	9

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		10

Section 3.1	Organization, Standing and Power	10
Section 3.2	Capital Stock	11
Section 3.3	Subsidiaries and Affiliates	13
Section 3.4	Authority	14
Section 3.5	No Conflict; Consents and Approvals	15
Section 3.6	SEC Reports; Financial Statements	16
Section 3.7	No Undisclosed Liabilities	18
Section 3.8	Certain Information	19
Section 3.9	Absence of Certain Changes or Events	19
Section 3.10	Litigation	19
Section 3.11	Compliance with Laws	20
Section 3.12	Benefit Plans	22
Section 3.13	Labor Matters	25
Section 3.14	Environmental Matters	16
Section 3.15	Taxes	29
Section 3.16	Contracts	32
Section 3.17	Insurance	38
Section 3.18	Properties	39
Section 3.19	Intellectual Property	39
Section 3.20	Privacy and Security	45
Section 3.21	State Takeover Statutes	46

i

(Continued)

(Continued)

Exhibit A-1	Form of Certificate of Incorporation
Exhibit A-2	Form of Bylaws
Exhibit B	FIRPTA Certificate

INDEX OF DEFINED TERMS

Definition	Location

409A Authorities	3.12(e)
Acceptable Confidentiality Agreement	5.2(a)
Acquisition Proposal	5.2(h)(i)
Action	3.10
Adverse Recommendation Change	5.2(b)(i)
Affiliate	8.3(a)
Agreement	Preamble
AJCA	3.12(e)
Alternative Acquisition Agreement	5.2(b)(ii)
Anti-Corruption Laws	3.24(a)
Antitrust Laws	8.3(b)
Bid	3.16(c)(i)
Book-Entry Shares	2.3(b)
Business Day	8.3(c)
Certificate of Merger	1.3
Certificates	2.3(b)
Closing	1.2
Closing Date	1.2
COBRA	3.12(c)(vii)
Code	2.4
Company	Preamble
Company Board	Recitals
Company Bylaws	3.1(c)
Company Charter	3.1(c)
Company Disclosure Letter	Article III
Company ESPP	2.2(e)
Company Government Contract	3.16(c)(i)
Company Government Subcontract	3.16(c)(i)
Company Intellectual Property Rights	3.19(a)(ii)
Company Plan	3.12(a)
Company Preferred Stock	3.2(a)
Company Products	3.19(a)(i)
Company Registered IP	3.19(c)
Company RSUs	2.2(c)
Company SEC Documents	3.6(a)
Company Stock Awards	3.2(c)
Company Stock Option	2.2(a)
Company Stock Plans	2.2(a)
Company Stockholder Approval	3.4(a)
Company Stockholders Meeting	5.3(b)
Confidentiality Agreement	5.4
Continuing Employees	5.14(b)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Contract	8.3(d)
control	8.3(e)
Copyrights	3.19(a)(iv)
Delaware Secretary of State	1.3
Designated Filings	8.3(f)
DGCL	1.1
Dissenting Shares	2.5
Domain Names	3.19(a)(iv)
Effect	3.1(b)
Effective Time	1.3
Enforceability Limitations	3.4(a)
Environment	3.14(h)(i)
Environmental Claim	3.14(h)(ii)
Environmental Law	3.14(h)(iii)
Environmental Permits	3.14(a)
ERISA	3.12(a)
Exchange Act	3.5(b)
Exchange Ratio	2.2(a)
Excluded Shares	2.1(b)
FAR	3.16(c)(i)(J)
FCPA	3.24(a)
Former Government Employee	3.16(c)(vii)
GAAP	3.6(b)
Governmental Entities	3.5(b)
Governmental Entity	3.5(b)
Hazardous Materials	3.14(h)(iv)
HSR Act	3.5(b)
Import and Export Laws	3.11(b)
Indebtedness	8.3(g)
Intellectual Property	3.19(a)(iii)
Intellectual Property Rights	3.19(a)(iv)
Intervening Event	5.2(h)(iii)
IRS	3.12(a)
Knowledge	8.3(h)
Law	3.5(a)
Liens	8.3(i)
Marks	3.19(a)(iv)
Material Adverse Effect	3.1(b)
Material Contract	3.16(a)
Material Inbound Licenses	3.16(a)(viii)
Material Outbound Licenses	3.16(a)(viii)
Measurement Date	3.2(a)

v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
NASDAQ	5.10
Nonqualified Deferred Compensation Plan	3.12(e)
Non-U.S. Benefit Plan	3.12(c)(viii)
OFAC	3.11(b)
Open Source Materials	3.19(a)(v)
Outside Date	7.1(b)(i)
Palamida Reports	3.19(a)(vi)
Parent	Preamble
Parent Closing Price	2.2(a)
Parent Common Stock	8.3(j)
Parent Compensation Committee	2.2(a)
Parent Material Adverse Effect	4.1
Participant	3.12(f)
Patents	3.19(a)(iv)
Paying Agent	2.3(a)
Payment Fund	2.3(a)
Pension Plan	3.12(b)
Permits	3.11(a)
Person	8.3(k)
Privacy Laws	3.20(a)
Proposed Spin-Off	8.3(l)
Proxy Statement	3.8
Related Party	3.23
Release	3.14(h)(v)
Released	3.14(h)(v)
Representatives	5.2(a)
Required Antitrust Approvals	8.3(m)
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Securities Act	3.5(b)
Shares	2.1(a)
Software	3.19(a)(vii)
Spun-Off Entity	8.3(l)
Subsidiary	8.3(n)
Superior Proposal	5.2(h)(ii)
Surviving Corporation	1.1
Takeover Laws	3.21
Tax Authority	8.3(o)
Tax Return	8.3(p)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Taxes	8.3(q)
Termination Fee	7.3(b)
third Person	8.3(r)
Top Customers	3.26
Top Suppliers	3.25
Trade Secrets	3.19(a)(iv)
Voting Agreement	Recitals
WARN Act	3.13(c)
Websites	3.20(c)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 2, 2015, between HEWLETT-PACKARD COMPANY, a Delaware corporation (“Parent”), ASPEN ACQUISITION SUB, INC., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and ARUBA NETWORKS, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties intend to effect the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger, on the terms and subject to the conditions set forth herein;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each unanimously approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved and agreed to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are entering into an agreement (the “Voting Agreement”) pursuant to which each such Person has agreed, among other things, to vote the Shares held by such Person in favor of the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Pacific time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 1881 Page Mill Road, Palo Alto, California, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation; Bylaws .

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended so that it reads in its entirety as set forth in Exhibit A-1 hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended so that they read in their entirety as set forth in Exhibit A-2 hereto, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.6 Directors. The parties hereto shall take, and cause to be taken, all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Each share of common stock, par value $0.0001 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (including any Shares resulting from the settlement of Company RSUs which become vested as a result of the consummation of the Merger, but excluding (i) any Excluded Shares and (ii) any Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive $24.67 in cash, without interest, and subject to deduction for any required withholding Tax (the “Merger Consideration”). As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, if any, to be paid in accordance with Section 2.3, without interest.

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted so as to provide Parent and the holder of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Treatment of Options and Other Equity-Based Awards

(a) Unvested Options. At the Effective Time, each option (each, a “Company Stock Option”) to purchase Shares granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company, including, without limitation, under the Company’s 2002 Stock Plan, the Company’s 2007 Equity Incentive Plan and the AirWave Wireless, Inc. 2000 Stock Plan, (the “Company Stock Plans”), that is unvested and outstanding immediately prior to the Effective Time and is held by a person providing services to the Company or its Subsidiary immediately prior to the Effective Time shall be converted into and become an option with respect to Parent Common Stock, and Parent shall assume each unvested Company Stock Option, in accordance with the terms of the Company Stock Plans and/or stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) Parent and its compensation committee (the “Parent Compensation Committee”) shall be substituted for the Company and the compensation committee of the Company Board administering such Company Stock Plans, (ii) each unvested Company Stock Option assumed by Parent may be exercised solely for shares of Parent Common Stock (or cash, if so provided under the terms of such unvested Company Stock Option or required under applicable Law), (iii) the number of shares of Parent Common Stock subject to such unvested Company Stock Options shall be equal to the number of Shares subject to such unvested Company Stock Options immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (iv) the per share exercise price under each such unvested Company Stock Option shall be adjusted by dividing the per share exercise price under each such unvested Company Stock Option by the Exchange Ratio and rounding up to the nearest cent; provided, however, that with respect to Company Stock Options that are unvested, unexercised and outstanding immediately prior to the Effective Time, and which have an exercise price greater than the Merger Consideration, such unvested Company Stock Options shall not be assumed by Parent and shall automatically terminate as of the Effective Time if not exercised prior to or as of the Effective Time. In addition, each unvested Company Stock Option that is an “incentive stock option” or a nonqualified stock option held by a US taxpayer shall be adjusted as required by Section 424 of the Code and Section 409A of the Code and the Treasury Regulations thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Code and the Treasury Regulations under Section 409A of the Code, or otherwise result in negative tax treatment or penalties under Section 424 of the Code or Section 409A of the Code, and clauses (iii) and (iv) of the first sentence of this Section 2.2(a) shall be modified to the extent necessary to ensure such compliance. “Exchange Ratio” means the fraction having a numerator equal to the Merger Consideration and having a denominator equal to the average closing price of Parent Common Stock on the New York Stock Exchange for the five consecutive trading days immediately preceding (but not including) the Closing Date (the “Parent Closing Price”).

(b) Vested Options. At the Effective Time, each Company Stock Option to purchase Shares granted under any Company Stock Plan that is vested and outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled vested Company Stock Option as soon as practicable following the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share under such vested Company Stock Option and (ii) the number of Shares subject to such vested Company Stock Option; provided, that if the exercise price per Share of any such vested Company Stock Option is equal to or greater than the Merger Consideration, such vested Company Stock Option shall be cancelled without any cash payment being made in respect thereof.

(c) Restricted Stock Units. Each award of restricted stock units (“Company RSUs”) representing the right to receive one Share for each Company RSU granted under any Company Stock Plan that is outstanding immediately prior to the Effective Time (but excluding, for the avoidance of doubt, any Company RSU that becomes vested as a result of the consummation of the Merger and is settled in Shares that, in turn, converts into the right to receive the Merger Consideration pursuant to Section 2.1(a)) and is held by a person providing services to the Company or its Subsidiary immediately prior to the Effective Time shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume the Company RSUs, in accordance with the terms of the Company Stock Plans and/or restricted stock unit agreement by which each Company RSU is evidenced, except that from and after the Effective Time, (i) Parent and the Parent Compensation Committee shall be substituted for Company and the compensation committee of the Company Board administering such Company Stock Plans, (ii) the Company RSUs assumed by Parent shall represent the right to receive shares of Parent Common Stock (or cash, if so provided under the terms of such Company RSU or required under applicable Law) upon settlement of such Company RSU promptly after vesting (except to the extent the terms of the applicable restricted stock unit agreement provide for deferred settlement, in which case settlement shall be in accordance with the specified terms) and (iii) the number of shares of Parent Common Stock subject to each award of Company RSUs shall be equal to the number of Shares subject to such award immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and in any event Parent shall convert any remaining fractional share into the right to receive cash based on the Parent Closing Price (except that in no event shall any vesting restrictions applicable to a Company RSU be accelerated unless so provided under the terms of such Company RSU or other Company Plan). For avoidance of doubt, any market stock units granted by the Company will be included in the definition of “Company RSUs”.

(d) Notices. Prior to the Effective Time, the Company shall deliver all required notices (which notices shall have been approved by Parent, in its reasonable discretion) to each holder of Company Stock Options and Company RSUs setting forth each holder’s rights pursuant to the respective Company Stock Plan, stating that such Company Stock Options and/or Company RSUs shall be treated in the manner set forth in this Section 2.2.

(e) Company ESPP. The Company shall take all actions necessary such that any current offering period as of the date of this Agreement shall be the final offering period under the Company’s 2007 Employee Stock Purchase Plan (the “Company ESPP”).

In addition, effective as of the date of this Agreement, the Company shall have taken all actions necessary such that (x) no new participant shall be permitted to join any current offering period in progress under the Company ESPP and (y) no participant in the Company ESPP with respect to any current offering period shall be permitted to increase his or her contributions or the amount of withholding elections with respect to any current offering period. Unless it has earlier terminated, the Company shall take all actions necessary so that the Company ESPP shall terminate immediately prior to the Effective Time. Prior to the Effective Time, the Company shall shorten the duration of any then current offering period under the Company ESPP and purchase Shares with all amounts withheld by the Company on behalf of the participants in the Company ESPP as of such date. Any Shares so purchased shall be treated in accordance with Section 2.1 above. All amounts withheld by the Company on behalf of the participants in the Company ESPP that have not been used to purchase Shares at or prior to the Effective Time will be returned to the participants without interest pursuant to the terms of the Company ESPP upon the termination of the Company ESPP.

(f) Reservation of Shares; Registration Statement. Parent will (i) reserve the number of shares of Parent Common Stock that will become subject to the assumed Company Stock Options pursuant to Section 2.2(a) or assumed Company RSUs pursuant to Section 2.2(c) and (ii) issue or cause to be issued the appropriate number of shares of Parent Common Stock upon the exercise of the assumed Company Stock Options or settlement of assumed Company RSUs. No later than the later to occur of (x) twenty Business Days after the Effective Time and (y) three Business Days after Parent’s first filing after the Effective Time of a periodic report under the Exchange Act with the SEC that requires the inclusion of a consent from Parent’s independent public auditors, Parent will prepare and file with the Securities and Exchange Commission a registration statement on Form S-8 (or other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Agreement. Parent will use the same level of efforts Parent uses to maintain the effectiveness of its other registration statements on Form S-8 to maintain the effectiveness of such registration statement for so long as any assumed Company Stock Options or assumed Company RSUs remain outstanding.

(g) The Company agrees to take any and all actions necessary to approve and effectuate the foregoing provisions of this Section 2.2, including making any determinations and/or resolutions of the Company Board or a committee thereof.

Section 2.3 Exchange and Payment.

(a) Promptly after the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), in trust for the benefit of holders of Shares immediately prior to the Effective Time (other than holders to the extent they hold Dissenting Shares or Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration in accordance with Section 2.1(a) (such cash, the “Payment Fund”). From time to time following the Effective Time as required, Parent shall deposit (or cause to be deposited) with the Paying Agent additional cash in any amount necessary to enable the Paying Agent to pay any and all Merger Consideration payable hereunder, to the extent the Payment Fund shall become insufficient to make such payments. Except as otherwise provided in this Agreement, the Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article II.

(b) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Paying Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange for the Shares formerly represented by such Certificate (other than Dissenting Shares and Excluded Shares) the Merger Consideration for each Share formerly represented by such Certificate (subject to deduction for any required withholding Tax), and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Effective Time and in any event not later than the third Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to issue and send to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”), other than with respect to Dissenting Shares and Excluded Shares, a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration.

(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such tax is not applicable.

(d) Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof pursuant to this Article II, without any interest thereon.

(e) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Certificates or Book-Entry Shares six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Dissenting Shares or Excluded Shares) shall thereafter look only to the Surviving Corporation as general creditors thereof for payment of the Merger Consideration (subject to abandoned property, escheat or other similar laws), without interest.

(h) None of Parent, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any Person in respect of any portion of the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to the date on which the related Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(j) Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.1(a) to pay for Shares for which appraisal rights have been perfected as described in Section 2.5 shall be returned to Parent, upon demand; provided, that the parties acknowledge that, notwithstanding anything to the contrary in this Agreement, Parent shall not be required under this Section 2.3 or otherwise to deposit with the Paying Agent any cash to pay Merger Consideration with respect to Shares as to which its holder has purported to deliver a notice or demand of appraisal that has not been withdrawn prior to the Closing Date; provided, further, that this Section 2.3(j) shall not relieve Parent of any obligation to pay the Merger Consideration for any Shares whose holder has failed to perfect or withdraws or loses such right to appraisal, or to pay for the appraised value for any Shares in accordance with Section 262 of the DGCL.

Section 2.4 Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Shares, Company Stock Options, Company RSUs, or otherwise pursuant to this Agreement such amounts as Parent, Merger Sub, the Surviving Corporation or the Paying Agent determines it is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 2.1(a). The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the corresponding section or subsection of the disclosure letter (or any other section or subsection to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such other section or subsection) delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) or (ii) as disclosed in the Designated Filings filed with the SEC prior to the date hereof (but (A) without giving effect to any amendment thereof filed with the SEC on or after the date hereof and (B) excluding disclosures in the “Risk Factors,” and “Forward-Looking Statements” sections of such reports and other disclosures that are similarly predictive or forward-looking in nature; provided, however, that for purposes of this clause (ii), (1) such Designated Filings are available on the SEC’s Electronic Data Analysis and Retrieval System, (2) the relevance of the applicable disclosure or an exception to the applicable representations and warranties would be reasonably apparent to an individual who read that disclosure and such representations and warranties, and (3) nothing disclosed in such Designated Filings shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.8, Section 3.21, Section 3.22, Section 3.27 and Section 3.28), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Power.

(a) The Company (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) For purposes of this Agreement, “Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts (any such item, an “Effect”) that (A) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries, taken as a whole or (B) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any Effect to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the financial or securities markets in the United States or any other region in the world, or regulatory and political conditions in the United States or any other region in the world, (2)

the outbreak or escalation of war (whether or not declared) or acts of terrorism, or the occurrence of natural or manmade disasters, (3) changes or prospective changes in Law, GAAP or accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, in each case after the date hereof, (4) the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, or Governmental Entities (it being understood that this clause (4) shall not apply to any representation, warranty, covenant or agreement of the Company herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (5) any failure, in and of itself, by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, or any changes in the price or trading volume of the Shares (it being understood that this clause (5) shall not prevent a party from asserting that any underlying Effect that may have contributed to such failure independently constitutes or contributes to a Material Adverse Effect), or (6) any matters expressly set forth in the Company Disclosure Letter; provided, that, with respect to clauses (1), (2) and (3), the impact of such Effect shall not be disregarded to the extent that such impact disproportionately adversely impacts the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate.

(c) The Company has previously delivered or made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered or made available is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

(d) The Company has delivered or made available to Parent true and complete copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof as of the date of this Agreement) of all meetings of the Company’s stockholders, the Company Board and each committee of the Company Board held from January 1, 2012 to the date hereof.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 350,000,000 Shares and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). As of the close of business on February 26, 2015 (the “Measurement Date”), (i) 107,448,126 Shares (excluding treasury shares) were issued and outstanding, (ii) no Shares were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by the Company in its treasury, (iv) 19,987,335 Shares were reserved for issuance pursuant to Company Stock Plans, of which amount (A) 2,082,874 Shares were reserved for issuance under the Company’s 2002 Stock Plan, all of which were subject to outstanding Company Stock Options, (B) 17,900,658 Shares were reserved for issuance pursuant to the Company’s 2007 Equity Incentive Plan of which amount (1) 2,880,448 Shares were subject to outstanding Company Stock Options and (2) 8,928,259 Shares were subject to outstanding Company RSUs (assuming such Company RSUs are earned or vest at their target amount, as applicable) and (C) 3,803 Shares were reserved for issuance pursuant to the AirWave Wireless, Inc. 2000 Stock Plan, all of which amount were subject to outstanding Company Stock Options, and (v) 7,454,329 Shares were reserved for issuance pursuant to the Company ESPP. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of the Company are owned by any Subsidiary of the Company.

(b) The Company does not have outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in the second sentence of Section 3.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of Company Stock Options and settlement of Company RSUs described in Section 3.2(c) or purchase rights under the Company ESPP, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or rights or interests described in the preceding clause (C) or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of outstanding Company Stock Options, outstanding Company RSUs and other similar rights to purchase or receive Shares or similar rights granted under the Company Stock Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of Shares subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in any way by the consummation of the Merger and the other transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger. Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Company Stock Option is no less than the fair market value of a Share as determined on the date of grant of such Company Stock Option. The Company has delivered or made available to Parent true and complete copies of all Company Stock Plans and the forms of all stock option agreements evidencing outstanding Company Stock Options and the forms of all restricted stock unit agreements evidencing outstanding Company RSUs. The treatment of Company Stock Options and Company RSUs under Section 2.2 does not violate the terms of the plans or the award agreements under which such Company Stock Awards were granted.

Section 3.3 Subsidiaries and Affiliates.

(a) Section 3.3(a) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary and controlled Affiliate of the Company, including its jurisdiction of incorporation or formation. The Company (x) will have delivered to Parent, within thirty (30) days after the date hereof, a true and complete list, with respect to each of the Company’s Subsidiaries and controlled Affiliates, of such entity’s respective officers and directors (or individuals with equivalent responsibilities) and (y) has delivered or made available, prior to the date hereof, a true and complete list of the Company’s officers and directors. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

(b) Each of the Company’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c) The Company has previously delivered or made available to Parent true and complete copies of the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered or made available is in full force and effect.

(d) All outstanding shares of capital stock and other voting securities or equity interests of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company, free and clear of all Liens. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. None of the Company’s Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter.

(e) There are no outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for voting securities or equity interests of any of the Company’s Subsidiaries, (B) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of any of the Company’s Subsidiaries or other equity equivalent or equity-based awards or rights, (C) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of any of the Company’s Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any of the Company’s Subsidiaries or rights or interests described in the preceding clause (B), or (D) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of any of the Company’s Subsidiaries.

Section 3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding Shares (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity) (collectively, the “Enforceability Limitations”).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, (ii) the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (iii) any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iv) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of NASDAQ applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, or any Permits, except as, in the case of clauses (iii) and (iv), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (provided, that clause (4) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 3.5(a)).

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity” and together the “Governmental Entities”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any filings related to any other Required Antitrust Approvals, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings and approvals required under the rules and regulations of NASDAQ and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (provided, that clause (4) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 3.5(b)).

Section 3.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis, true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since July 31, 2011 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its

Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. The financial and accounting books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions. To the extent required by applicable Law or securities exchange listing requirements, all financial statements of the Company and its Subsidiaries have been prepared in accordance with generally accepted accounting principles in the jurisdictions in which they are formed or conduct business.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee has been delivered to Parent.

(e) Since July 31, 2011, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(h) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of NASDAQ, in each case, that are applicable to the Company.

(i) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as at October 31, 2014 included in the Quarterly Report on Form 10-Q filed by the Company with the SEC on December 4, 2014 (without giving effect to any amendment thereto filed on or after the date hereof), (b) liabilities or obligations under this Agreement, (c) executory obligations under any Material Contract disclosed in Section 3.16 of the Company Disclosure Letter, (d) executory obligations under any other Contract that, individually or in the aggregate, have not and would not be reasonably expected to constitute a Material Adverse Effect, and (e) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since October 31, 2014 that, individually or in the aggregate, have not and would not be reasonably expected to constitute a Material Adverse Effect.

Section 3.8 Certain Information. The Proxy Statement will not, at the time it is first mailed to the Company’s stockholders, at the time of any subsequent amendments or supplements thereto, and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein. For purposes of this Agreement, the letter to stockholders, notice of meeting, proxy statement and form of proxy to be distributed to stockholders in connection with the Merger (including any amendments or supplements) are collectively referred to as the “Proxy Statement.”

Section 3.9 Absence of Certain Changes or Events. Since July 31, 2014: (a) through the date hereof, the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice;(b) through the date hereof, there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;(c) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) through the date hereof, none of the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1 (other than subsections (b), (j), (o), (q) or (v) (to the extent related to the foregoing subsections)).

Section 3.10 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) (or basis therefor) pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such; other than any Action commenced by a Person (other than a Governmental Entity) that both (a) does not involve an amount in controversy in excess of $500,000, and (b) does not seek material injunctive or other non-monetary relief. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding materially adverse judgment, order, injunction, ruling or decree which is (x) issued by any court, tribunal or arbitral body, or (y) issued by any other Governmental Entity to the extent that such judgment, order, injunction, ruling or decree was specifically addressed at the Company or any of its Subsidiaries (including, in each case, any predecessor entity). As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened, seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 3.11 Compliance with Laws.

(a) The Company and each of its Subsidiaries are and, at all times since January 1, 2011 have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. None of the Company or any of its Subsidiaries has received, since January 1, 2011, any notice or other communication alleging a violation or potential violation of any Law by the Company or any of its Subsidiaries applicable to their businesses, operations, properties or assets, which violation, individually or in the aggregate, would be material to the Company and its Subsidiaries taken as a whole. Except as would not reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have in effect all permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals required by any Governmental Entity for the Company or any Subsidiary to operate their businesses and operations as now conducted (collectively, “Permits”), and (ii) there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit.

(b) Since January 1, 2009, the Company and each of its Subsidiaries have conducted their import and export transactions in accordance in all material respects with applicable provisions of U.S. export control and sanctions Laws (including the International Traffic in Arms Regulations, the Export Administration Regulations, the regulations administered by the Department of Treasury, Office of Foreign Assets Control (“OFAC”), and any applicable anti-boycott compliance regulations), the import and export laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security, and export, sanctions, and customs Laws of the other countries (collectively, “Import and Export Laws”) where it conducted and currently conducts business, and neither the Company nor any of its Subsidiaries has received any notice of noncompliance, complaints, or warnings with respect to its compliance with the Import and Export Laws. Neither the Company nor any of its Subsidiaries has sold, exported, re-exported, imported, transferred, diverted, or otherwise disposed of any products, software, encryption-related source code, object code, or technology (including products derived from or based on such technology) to or from any destination, entity, or Person, without obtaining prior authorization from the competent government authorities as required by those Import and Export Laws. Without limiting the foregoing:

(i) except as would not reasonably be expected to result in material liability to the Company or its Subsidiaries, individually or taken as a whole, the Company and each of its Subsidiaries have obtained and delivered or made available to Parent true, correct and complete copies of all Permits required by Import and Export Laws of products, software and technologies from and to the U.S. and other countries where it conducts business;

(ii) except as would not reasonably be expected to result in material liability to the Company or its Subsidiaries, individually or taken as a whole, the Company and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable Permits issued pursuant to Import and Export Laws;

(iii) except as would not reasonably be expected to result in material liability to the Company or its Subsidiaries, individually or taken as a whole, there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such Permits issued pursuant to Import and Export Laws, or the failure to obtain or to comply with the terms of such Permits;

(iv) except as would not reasonably be expected to result in material liability to the Company or its Subsidiaries, individually or taken as a whole, the Company and its Subsidiaries have in place adequate controls and systems to ensure compliance with applicable Import and Export Laws in each of the jurisdictions in which the Company and its Subsidiaries currently does business, either directly or indirectly;

(v) neither the Company, nor its Subsidiaries, nor any directors, administrators, officers, directors or, to the Knowledge of the Company, employees of the Company or its Subsidiaries is, or has been within the past five years, identified on (i) OFAC’s List of Specially Designated Nationals and Blocked Persons; (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; or (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties,” or foreign governmental listings of similar effect;

(vi) no Governmental Entity nor any other Person has notified the Company or any of its Subsidiaries in the past five years of any actual or alleged violation or breach of any Import and Export Law that would reasonably be expected to result in material liability to the Company and its Subsidiaries, individually or taken as a whole, nor has the Company or any of its Subsidiaries made any voluntary disclosures to any Governmental Entity or other Person of facts that could result in any adverse action being taken by a Governmental Entity against the Company or any Subsidiary with respect to export authorization in the future; and

(vii) neither the Company nor or any of its Subsidiaries has made any alteration of any hardware, software, or any other modification to any of its generally available commercial off-the-shelf items, software, or services sold or provided to foreign government customers that would classify any such item, software, or service as a “defense article” or “defense service,” as those terms are defined in the International Traffic in Arms Regulations, nor does the Company or any of its Subsidiaries have any knowledge that any other Person made such alteration.

Section 3.12 Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of each Company Plan. For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of the Company or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or the Company or its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. The Company has delivered or made available to Parent a current, accurate and complete copy of each material Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each material Company Plan, the Company has delivered or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of the Company or its Subsidiaries concerning the extent of the benefits provided under a Company Plan, and (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports and (D) attorney’s response to an auditor’s request for information.

(b) Neither the Company, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(c) With respect to the Company Plans:

(i) each Company Plan complies with its terms in all material respects and complies in form and in operation, in all material respects, with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) all contributions required to be made under the terms of any Company Plan have been timely made;

(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the Knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the Knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor, to the Knowledge of the Company, are there facts or circumstances that exist that could reasonably give rise to any such actions;

(v) none of the Company, its Subsidiaries or any member of their Controlled Group has incurred any direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Company Plan or other retirement plan or arrangement, and, to the Knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any such liability;

(vi) the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601, et. seq. of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of Tax deduction as a result of such administration and operation;

(vii) none of the Company Plans currently provides, or reflects or represents any material liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601, et. seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and none of the Company, its Subsidiaries or any members of their Controlled Group has any material liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to Company employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(viii) with respect to each Company Plan that is not subject exclusively to United States Law (a “Non-U.S. Benefit Plan” ): (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by applicable Law or by the terms of such Non-U.S. Benefit Plan or pursuant to any other contractual obligation (including contributions to all mandatory provident fund schemes) have been timely made in accordance with applicable Law; (ii) from and after the Effective Time, such funds, accruals or reserves under the Non-U.S. Benefit Plans shall be used exclusively to satisfy benefit obligations accrued under such Non-U.S. Benefit Plans or else shall remain or revert to Parent and its Affiliates in accordance with the terms of such Non-U.S. Benefit Plan or applicable Law; and (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and

(ix) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer, director or consultant of the Company or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment, or (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of the Company or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder (the “409A Authorities”). No Company Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA”), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities and has not been operated in compliance with the 409A Authorities. No Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A of the Code)) or interest or penalty related thereto.

(f) For purposes of this Agreement, “Participant” shall mean current or former director, officer, employee, contractor or consultant of the Company or any of its Subsidiaries.

Section 3.13 Labor Matters.

(a) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are and have been in compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. During the preceding three years, there has not been, and as of the date of this Agreement there is not pending or, to the Knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b) No employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the Knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority (and to the Knowledge of the Company no such representations, claims or petitions are threatened), or (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority.

(c) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar taxes. During the preceding three years, (i) neither the Company nor any Subsidiary has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. Each person employed by the Company or any Subsidiary was or is properly classified as exempt or non-exempt in accordance with applicable overtime laws, and no person treated as an independent contractor or consultant by the Company or any Subsidiary should have been properly classified as an employee under applicable law.

(d) Except as set forth on Section 3.13(d) of the Company Disclosure Letter, with respect to any current or former employee, officer, consultant, or other service provider of the Company, there are no actions against the Company or any of its Subsidiaries pending, or to the Company’s Knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant, or service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in the Company incurring a material liability.

(e) Except as set forth on Section 3.13(e) of the Company Disclosure Letter or with respect to any Company Plan (which subject is addressed in Section 3.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any material payment to be made under, any applicable Laws respecting labor and employment.

(f) The transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company and its Subsidiaries.

Section 3.14 Environmental Matters.

(a) Since January 1, 2011, each of the Company and its Subsidiaries (i) is and has been in compliance with applicable Environmental Laws and (ii) has received and is and has been in compliance in all respects with all Permits required under

Environmental Laws for the conduct of its business (“Environmental Permits”), except where any non-compliance with Environmental Law or Environmental Permit, or failure to have an Environmental Permit, would not reasonably be expected to result in material liability to the Company and to its Subsidiaries taken as a whole.

(b) Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole, (i) neither the Company nor any of its Subsidiaries is presently the subject of any Environmental Claim, (ii) no Environmental Claim is pending or, to the Knowledge of the Company, threatened against either the Company or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was retained or assumed either contractually or by operation of law by the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any actions or failed to take any actions required to be taken that would reasonably be expected to form the basis of an Environmental Claim against the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has transported, managed, used, stored, recycled or disposed of Hazardous Materials in such a manner, and there has been no Release of Hazardous Materials, which would reasonably be expected to form the basis of an Environmental Claim against the Company or any of its Subsidiaries or that would require the Company or any of its Subsidiaries to remediate such Hazardous Materials, in either case, that would reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole.

(d) The Company and its Subsidiaries have assumed no obligation to indemnify any other Person for liabilities arising under Environmental Law by Contract or by operation of law that would reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole.

(e) Neither the Company nor any of its Subsidiaries has received any written notices, demand letters, or subpoenas (except for such written notices, demand letters, or subpoenas the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law, except for such written notices, demand letters, or subpoenas that would not reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole.

(f) Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective predecessors in interest: (x) has ever manufactured, produced, repaired, installed, sold, conveyed or otherwise put into the stream of commerce any product, merchandise, manufactured good, part, component or other item comprised of or containing asbestos; or (y) has been the subject of any litigation arising out the alleged exposure to asbestos or asbestos-containing material.

(g) The parties to this Agreement agree that the only representations and warranties in this Agreement that relate to or address environmental matters, Environmental Laws, Environmental Permits, Hazardous Materials, or Environmental Claims are those contained exclusively in this Section 3.14.

(h) For purposes of this Agreement:

(i) “Environment” means any air (whether ambient, outdoor or indoor), surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life, any other natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures.

(ii) “Environmental Claim” means any written claim, cause of action, suit, notice, or proceeding alleging potential liability of the Company or any of its Subsidiaries (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, diminution of property value, medical monitoring, personal injuries, or fines or penalties) based on or resulting from (A) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries or (B) any violation of any Environmental Law.

(iii) “Environmental Law” means any applicable Law (including common law) or consent order issued or entered by or with any Governmental Entity applicable to the Company or any of its Subsidiaries relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (B) human health and safety with regard to exposure to any Hazardous Materials, (C) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (D) the management of any Hazardous Materials, including the use, labeling, processing, generation, handling, production, release, disposal, storage, treatment, transport, or recycling of any Hazardous Materials, (E) the presence of Hazardous Materials in any building, physical structure, product or fixture, or (F) any applicable Law pertaining to restrictions on Hazardous Materials in products, energy efficiency of products, requirements to take-back or recycle used products or wastes containing Hazardous Materials, or pertaining to product packaging or labeling.

(iv) “Hazardous Materials” means any pollutant, contaminant, constituent, chemical, raw material, product or by-product, substance, material or waste or any other term of similar meaning or regulatory effect under any Environmental Law, that by virtue of its hazardous, toxic, poisonous, explosive, caustic, flammable, corrosive, infectious, pathogenic, or carcinogenic properties is subject to regulation or gives rise to liability under any Environmental Law, including without limitation, petroleum or any fraction thereof, asbestos or asbestos-containing material, mold, polychlorinated biphenyls, lead paint, insecticides, fungicides, rodenticides, pesticides and herbicides.

(v) “Release” or “Released” shall have the same meaning as under the CERCLA, 42 U.S.C., Section 9601(22).

Section 3.15 Taxes.

(a) The Company and its Subsidiaries have timely filed all income and other material Tax Returns they are required to have filed, and such Tax Returns are true, complete and correct. The Company and its Subsidiaries have timely paid all Taxes they are required to have paid, other than Taxes for which adequate reserves have been established in accordance with GAAP on the most recent financial statements contained in the Company SEC Documents. There is a specific accrual in accordance with GAAP on the most recent financial statements contained in the Company SEC Documents for all Taxes that accrued but were not yet due or payable as of the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of such financial statements other than in the ordinary course of business of the Company and such Subsidiaries consistent with amounts incurred and paid with respect to comparable prior periods.

(b) None of the Company or any of its Subsidiaries is currently the subject of any audit, examination or other proceeding with any taxing authority, and no notice of such an audit, examination or proceeding has been received by the Company or any of its Subsidiaries. No deficiency or adjustment with respect to any Taxes of the Company or any of its Subsidiaries has been proposed or assessed by any taxing authority. Each deficiency resulting from any completed audit or examination relating to Taxes by any taxing authority has been timely paid. No issues relating to Taxes were raised by the relevant taxing authority in any completed audit or examination that would reasonably be expected to recur in a later taxable period.

(c) None of the Company or any of its Subsidiaries has extended the period of assessment or collection of any Taxes.

(d) None of the Company or any of its Subsidiaries has granted any currently outstanding power of attorney with respect to any Taxes.

(e) None of the Company or any of its Subsidiaries is party to or bound by any written or oral Tax allocation, Tax sharing, Tax indemnity or similar agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other similar agreement with any Governmental Entity related to Taxes), other than any customary Tax indemnification provisions in any commercial agreement entered into in the ordinary course of business a principal purpose of which is unrelated to Taxes. No Tax rulings have been requested or received that would affect the amount of Taxes owed by the Company or any of its Subsidiaries.

(f) No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable. None of the assets of the Company or any of its Subsidiaries is required to be treated for Tax purposes as being owned by any other Person.

(g) None of the Company or any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income in any taxable period (or portion thereof) ending after the Closing Date attributable to any action taken on or prior to the Closing Date, including as a result of (i) a change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law), (ii) an installment sale or open transaction, (iii) a prepaid amount received on or prior to the Closing Date, (iv) an election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law), or (v) a deferred intercompany transaction within the meaning of Treasury regulation section 1.1502-13(b)(1) (or any similar provision of state, local or foreign Law). There are no material “excess loss accounts” within the meaning of Treasury Regulation section 1.1502-19(a)(2) with respect to any Subsidiaries of the Company.

(h) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have complied with all applicable Laws relating to information reporting and record retention (including, without limitation, to the extent necessary to claim any exemption from sales Tax collection and maintaining adequate and current resale certificates to support any such claimed exemptions). The Company and its Subsidiaries have complied in all material respects with the Foreign Account Tax Compliance Act (FATCA), including all regulations issued by the U.S. Department of Treasury and/or the Internal Revenue Service pursuant thereto.

(i) The Company and each of its Subsidiaries have properly and in a timely manner documented their respective transfer pricing methodologies in compliance with Section 482 of the Code and the Treasury Regulations thereunder and any comparable provisions of any state, local or foreign Tax Law.

(j) The Company was not, at any time during the period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(k) Except as set forth on Section 3.15(k) of the Company Disclosure Letter, there is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company or any of its Subsidiaries under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder and comparable provisions of state, local or foreign Law, that would cause any of the representations in this Section 3.15 to be untrue.

(l) Neither the Company nor any of its Subsidiaries has (i) taken a position on a Tax Return that, if not sustained, would be reasonably likely to give rise to a penalty for substantial understatement of Tax under Section 6662 of the Code (or any similar provision of state, local or foreign Law), regardless of disclosure related thereto, or (ii) participated in any “reportable transaction”, as defined in Treasury Regulation Section 1.6011-4(b).

(m) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Section 1504 of the Code) or other comparable group for state, local or foreign Tax purposes filing a combined, consolidated or unitary Tax Return, other than a group the common parent of which is or was the Company, or (ii) has any liability for Taxes of any other Person, including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferee or successor or by Contract (other than any commercial agreement entered into in the ordinary course of business a principal purpose of which is unrelated to Taxes).

(n) Neither the Company nor any of its Subsidiaries (i) is subject to Tax in a jurisdiction outside of the jurisdiction in which it is organized, (ii) currently has or has ever had a permanent establishment (as defined in any applicable tax treaty) or other fixed place of business in a country other than the United States, or (iii) is currently or has been a party to or the beneficiary of any Tax exemption, Tax holiday or other Tax reduction Contract or order.

(o) Except as set forth on Section 3.15(o) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries currently owns or has ever owned an interest in any (i) domestic international sales corporation; (ii) foreign sales corporation; or (iii) passive foreign investment company, as each such term is defined in the Code.

(p) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction qualifying, intending to qualify or purporting to qualify for tax-free treatment under Section 355 of the Code.

(q) The Company has delivered or made available to Parent true, correct and complete copies of all (i) U.S. federal and state income or franchise Tax Returns for the Company and each of its Subsidiaries for all periods ending on and after December 31, 2010; and (ii) audit reports, letter rulings, technical advice memoranda and similar documents issued by a Tax Authority relating to Taxes of the Company or any of its Subsidiaries.

(r) Neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby will result in payments under any Company Plan which would not reasonably be expected to be deductible under Section 162(m) of the Code.

All references to the Company or any of its Subsidiaries in this Section 3.15 shall include references to any Person that merged with and into or liquidated into the Company or such Subsidiary, or for whose Taxes the Company or such Subsidiary is or could be held liable, as applicable.

Section 3.16 Contracts.

(a) Section 3.16 of the Company Disclosure Letter lists each Contract of the following types to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) any Contract (A) that limits the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or (B) that restricts the right of the Company and its Subsidiaries to sell to or purchase from any specific Person or category of Persons, or (C) that restricts the right of the Company or its Subsidiaries to hire any Person, other than non-solicitation provisions restricting the hiring of employees of the counterparty contained in non-material vendor, outsourcing or supply agreements entered into in the ordinary course of business, or (D) that grants the other party or any third Person “most favored nation” status;

(iii) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership entity, limited liability entity or other similar entity, other than solely among the Company and its Subsidiaries;

(iv) any Contract relating to Indebtedness and having an outstanding principal amount in excess of $250,000, other than solely among the Company and its Subsidiaries;

(v) any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests to or from a third Person for aggregate consideration (in one or a series of transactions) under such Contract of $500,000 or more (other than acquisitions or dispositions of inventory, supplies, raw materials or Company Products in the ordinary course of business consistent with past practice);

(vi) any Contract that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $1,000,000 over the remaining term of such Contract, excluding Contracts with vendors, suppliers or customers of the Company or its Subsidiaries entered into in the ordinary course of business consistent with past practice;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification (other than indemnification provisions entered into in the ordinary course of business consistent with past practice), “earn-out” or other contingent payment obligations owed to a third Person in connection with the acquisition or disposition of any business (whether through any merger, stock acquisition, asset acquisition, or similar transaction), in each case that could result in payments in excess of $500,000;

(viii) any Contract that is a license agreement, covenant not to sue agreement or co-existence agreement or similar agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, to which the Company or any of its Subsidiaries is a party and under which (i) Intellectual Property or Intellectual Property Rights owned by or exclusively licensed to a third party is licensed (or sublicensed) to the Company or any of its Subsidiaries (other than Contracts containing licenses to Intellectual Property or Intellectual Property Rights (including for Software) that are typically contained in click-wrap or shrink-wrap agreements, terms of use or services, or similar generally commercially available agreements) (“Material Inbound Licenses”); or (ii) Intellectual Property or Intellectual Property Rights owned by or exclusively licensed to the Company or its Subsidiaries is licensed (or sublicensed) to a third party (“Material Outbound Licenses”);

(ix) any Contract entered into on or prior to the date hereof that provides for any confidentiality or standstill obligations in connection with the evaluation of the potential sale or purchase of any businesses or equity interests of third Persons (other than Acquisition Proposals), which Contract (x) was entered into since January 1, 2012 or (y) otherwise contains standstill obligations that have not expired or been terminated;

(x) any Contract entered into on or prior to the date hereof that provides for any confidentiality or standstill obligations in connection with the evaluation of any Acquisition Proposals, which Contract (x) was entered into since January 1, 2012 or (y) otherwise contains standstill obligations that have not expired or been terminated;

(xi) any Contract that obligates the Company or any of its Subsidiaries to make any capital commitment or loan to a third Person in an amount in excess of $500,000 over the remaining term of the Contract;

(xii) any Company Government Contract or Company Government Subcontract, direct as a prime contractor, or indirect as a subcontractor through a third-party prime contractor, including through a reseller, distributor or similar third party pursuant to a master agreement with annual aggregate payments to the Company and its Subsidiaries under such master agreement for $2,000,000 or more, and any subcontract issued to a third party under a Company Government Contract. For the purposes of this subparagraph (xii), the term “Governmental Entity” as it relates to the definitions of “Company Government Contract” or “Company Government Subcontract” shall be limited to Contracts with any United States Federal governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body;

(xiii) any Contract which involves any material long-term commitment to any supplier for a term in excess of three years;

(xiv) any Contract with any university or similar academic institution pursuant to which the Company or any Subsidiary has utilized or will utilize any funding, personnel or facility or other resources of such Person in connection with any research or development activities;

(xv) any Contract with a Top Supplier or Top Customer; or

(xvi) any Contract that is material to the business of the Company and its Subsidiaries, taken as a whole.

Each contract of the type described in clauses (i) through (xvi) is referred to herein as a “Material Contract.”

(b) (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where any noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; and (iii) there is no default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition, except where any such default, event or condition, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that clause (4) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 3.16(b). The Company has delivered or made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

(c) Government Contracts.

(i) With respect to each Contract between the Company or any Subsidiary of the Company, on the one hand, and any Governmental Entity, on the other hand, for which performance is ongoing as of the date hereof, and each bid, quotation or proposal by the Company or any of its Subsidiaries that is outstanding as of the date hereof (each, a “Bid”) that if accepted or awarded could lead to a Contract between the Company or a Subsidiary of the Company, on the one hand, and any Governmental Entity, on the other hand (each such Contract or Bid, a “Company Government Contract”) and each Contract between the Company or any of its Subsidiaries, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Entity for which performance is ongoing as of the date hereof, and each outstanding Bid that if accepted or awarded could lead to a Contract between the Company or any of its Subsidiaries, on the one hand, and a prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Entity (each such Contract or Bid, a “Company Government Subcontract”):

(A) to the Knowledge of the Company, each Company Government Contract or Company Government Subcontract was legally awarded, is binding on the parties thereto, and is in full force and effect in accordance with their terms; provided, that for purposes of this clause (A), the terms Company Government Contract and Company Government Subcontract shall not include any Bids;

(B) to the Knowledge of the Company, the Company and each Subsidiary has maintained sufficient records, which records have been delivered or made available to Parent, to demonstrate compliance with the terms and conditions of each Company Government Contract or Company Government Subcontract;

(C) to the Knowledge of the Company, no reasonable basis exists to give rise to a material claim by a Governmental Entity for fraud (as such concept is defined under the state or federal Laws of the United States) in connection with any Company Government Contract or Company Government Subcontract;

(D) except as set forth on Section 3.16(c)(i)(D) of the Company Disclosure Letter, since January 1, 2009, neither any Governmental Entity nor any prime contractor, subcontractor or other Person or entity has notified the Company, in writing, or, to the Knowledge of the Company, orally, that the Company has, or may have, breached or violated in any material respect any Law, certification, representation, clause, provision or requirement pertaining to any Company Government Contract or Company Government Subcontract;

(E) to the Knowledge of the Company, except as set forth on Section 3.16(c)(i)(E) of the Company Disclosure Letter, since January 1, 2009, all facts set forth in or acknowledged by any representations, claims or certifications submitted by or on behalf of the Company or any of its Subsidiaries in connection with any Company Government Contract or Company Government Subcontract were current, accurate and complete in all material respects as of their effective date;

(F) except as set forth on Section 3.16(c)(i)(F) of the Company Disclosure Letter, the Company and its Subsidiaries have not received any written notice of termination, “show cause” or cure notice pertaining to any Company Government Contract or Company Government Subcontract; provided, that this clause (F) shall not apply to any notice received more than three years prior to the date hereof, which notice is related to a Company Government Contract or Company Government Subcontract that is no longer ongoing as of the date hereof; provided, further, that for purposes of this clause (F), the terms Company Government Contract and Company Government Subcontract shall not include any Bids;

(G) except as set forth on Section 3.16(c)(i)(G) of the Company Disclosure Letter, since January 1, 2009, no cost in excess of $10,000 incurred by the Company or any of its Subsidiaries pertaining to a Company Government Contract or Company Government Subcontract has been questioned in writing by any Governmental Entity, is the subject of any audit (other than routine audits and similar inquiries) or, to the Knowledge of the Company, is under investigation or has been disallowed by any Governmental Entity; provided, that for purposes of this clause (G), the terms Company Government Contract and Company Government Subcontract shall not include any Bids;

(H) except as set forth on Section 3.16(c)(i)(H) of the Company Disclosure Letter, since January 1, 2009, no payment in excess of $10,000 due to the Company or any of its Subsidiaries pertaining to any Company Government Contract or Company Government Subcontract has been withheld or set off, and the Company is entitled to all progress or other payments received to date with respect thereto; provided, that for purposes of this clause (H), the terms Company Government Contract and Company Government Subcontract shall not include any Bids;

(I) to the Knowledge of the Company, except as set forth on Section 3.16(c)(i)(I) of the Company Disclosure Letter, the Company and each of its Subsidiaries has complied in all material respects with (i) all requirements relating to the safeguarding of, and access to, classified information under each Company Government Contract or Company Government Subcontract and (ii) any Law relating to the safeguarding of, and access to, classified information (or, in the case of Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalent thereof, if any); and all violations thereof have been reported to the appropriate Governmental Entity and contracting parties as required by any Company Government Contracts or Company Government Subcontracts or any Law relating to the safeguarding of, and access to, classified information.

(J) to the Knowledge of the Company, except as set forth on Section 3.16(c)(i)(J) of the Company Disclosure Letter, with respect to any ongoing Company Government Contract or Company Government Subcontract or completed Company Government Contract or Company Government Subcontract

under which final payment was received by the Company within three years prior to the date hereof, the Company and its Subsidiaries do not have credible evidence that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by Federal Acquisition Regulation (“FAR”) 52.203-13(a)) of the Company or any of its Subsidiaries has committed a violation of Federal criminal Law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act and the Company and its Subsidiaries have not conducted and are not conducting an investigation to determine whether credible evidence exists that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by FAR 52.203-13(a)) of the Company or any of its Subsidiaries has committed a violation of Federal criminal Law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act; and

(K) to the Knowledge of the Company, except as set forth on Section 3.16(c)(i)(K) of the Company Disclosure Letter, with respect to any ongoing Company Government Contract or Company Government Subcontract or completed Company Government Contract or Company Government Subcontract under which final payment was received by the Company or any of its Subsidiaries within three years prior to the date of this Agreement, the Company and its Subsidiaries do not have credible evidence of any significant overpayment(s) on such Company Government Contract or Company Government Subcontract, other than overpayments resulting from contract financing payment as defined in FAR 32.001, and the Company and its Subsidiaries have not conducted and are not conducting an investigation to determine whether credible evidence exists of any significant overpayment(s) on such Company Government Contract or Company Government Subcontract, other than overpayments resulting from contract financing payment as defined in FAR 32.001; provided, that for purposes of this clause (K), the terms Company Government Contract and Company Government Subcontract shall not include any Bids.

(ii) The Company and its Subsidiaries are not, nor have any of them ever been, suspended or debarred from doing business with a Governmental Entity or, to the Knowledge of the Company, proposed for suspension or debarment by a Governmental Entity, and, to the Knowledge of the Company, have not been the subject of a finding of non-responsibility or ineligibility for contracting with a Governmental Entity.

(iii) To the Knowledge of the Company, (i) neither the Company, its Subsidiaries, nor any of their respective directors or officers or Principals (as such term is defined by FAR 52.209-5(a)(2)) is (or since January 1, 2009 has been) under indictment with respect to any alleged irregularity, misstatement or omission arising under or relating to any Company Government Contract or Company Government Subcontract with a Governmental Entity that would reasonably be expected to result in a Material Adverse Effect and (ii) since January 1, 2009, the Company and its Subsidiaries have not entered into any consent order or administrative agreement relating directly or indirectly to any such Company

Government Contract or Company Government Subcontract with a Governmental Entity that has had or would reasonably be expected to result in a Material Adverse Effect.

(iv) All sales representatives who assist the Company and its Subsidiaries in soliciting or obtaining a Company Government Contract are bona fide employees or bona fide agencies as defined in FAR 52.203.5.

(v) To the Knowledge of the Company, the past performance evaluations received by the Company or its Subsidiaries in the past three years from a Governmental Entity in relation to a Company Government Contract have been satisfactory or better; provided, that for purposes of this clause (v), the term Company Government Contract shall not include any Bids.

(vi) The Company and each of its Subsidiaries have the capacity, facilities and personnel necessary to deliver, in a timely fashion and in accordance with the Defense Priorities and Allocations System regulations, all outstanding defense rated orders received under a Company Government Contract or Company Government Subcontract.

(vii) To the Knowledge of the Company, no Company employee formerly employed by a Governmental Entity in the past three years (“Former Government Employee”) participated personally and substantially in any procurement decisions by such Governmental Entity, and the Company and all Former Government Employees are in compliance with all Laws regarding post-employment conflict of interest restrictions applicable to such Former Government Employees.

Section 3.17 Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company operates, except where the failure to have such policies would not be material to the Company and its Subsidiaries, taken as a whole. Section 3.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any material historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the Knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, except in each case as, individually or in the aggregate, would not be material to the Company and its Subsidiaries taken as a whole. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby, except for such cancellations or terminations that individually or in the aggregate would not be material to the Company and its Subsidiaries taken as a whole.

Section 3.18 Properties.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than (i) Liens for current taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, (iii) Liens arising through or under any landlords of leased real property with respect to such landlord’s interest in such leased real property (and not through or under the Company or one of its Subsidiaries) to the extent such Liens are permitted under the terms of the applicable lease and (iv) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Section 3.18(c) of the Company Disclosure Letter sets forth a true and complete list of all real property leased for the benefit of the Company or any of its Subsidiaries.

This Section 3.18 does not relate to Intellectual Property or Intellectual Property Rights, which is the subject of Section 3.19.

Section 3.19 Intellectual Property.

(a) For purposes of this Agreement,

(i) “Company Products” means all products and services of the Company or its Subsidiaries made commercially available as of the date hereof or in development with anticipated commercial release within six months after the date hereof, including Open Source Materials and tools which have been made available by the Company as standalone products prior to the date hereof, but not including any such Open Source Materials and tools that are first made available by the Company after the date hereof;

(ii) “Company Intellectual Property Rights” means all Intellectual Property and Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, including Company Registered IP;

(iii) “Intellectual Property” means any or all of the following: (a) inventions (whether patentable or not), invention disclosures, industrial designs, improvements, trade secrets, proprietary information, know how, technology, techniques, processes, technical data and customer lists, and all documentation relating to any of the foregoing; (b) business, technical and know-how information, non-public information, confidential information; (c) works of authorship (including computer programs, in any form, including source code, object code, or executable code, and whether embodied in software, firmware or otherwise), architecture, artwork, logo images, documentation, files, records, databases and data collections, schematics, diagrams, application programming interfaces, user interfaces, algorithms, websites, verilog files, netlists, emulation and simulation reports, test vectors and hardware development tools; (d) processes, devices, prototypes, schematics, bread boards, net lists, mask works, test methodologies and hardware development tools; (e) logos, trade names, trade dress, trademarks, service marks, World Wide Web addresses, uniform resource locators and domain names, tools, methods and processes; and (f) any similar or equivalent property of any of the foregoing;

(iv) “Intellectual Property Rights” means any and all rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) domain names and other Internet addresses or identifiers (“Domain Names”); (iii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing (collectively, “Patents”); (iv) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (v) know-how, inventions, methods, processes, customer lists, technical data, specifications, discoveries, techniques, methodologies, formulae, algorithms, research and development information, technology, product roadmaps, customer lists and any other information of any kind or nature, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure (“Trade Secrets”); and (vi) mask work rights, moral rights, publicity rights, database rights and any other proprietary, intellectual or industrial property rights of any kind or nature;

(v) “Open Source Materials” means any Software that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org));

(vi) “Palamida Reports” means the audit reports provided by Palamida, Inc. to Parent prior to the date hereof containing the results of its analysis of the Open Source Materials contained in certain Company Products; and

(vii) “Software” means in object and source code form (as applicable) any and all computer programs, software, firmware, middleware, applications, APIs, web widgets, scripts and code.

(b) Section 3.19(b) of the Company Disclosure Letter contains a complete and accurate list as of the date hereof of all Company Products.

(c) Section 3.19(c) of the Company Disclosure Letter contains a complete and accurate list of all registered Intellectual Property Rights in which the Company or any of the Subsidiaries has any ownership interest (“Company Registered IP”), including: (i) all registered Marks and pending applications to register Marks; (ii) all registered Patents and Patent applications, (iii) all registered Copyrights and pending applications to register Copyrights; and (iv) all Domain Names used in the current conduct of the businesses of the Company or any of its Subsidiaries.

(d) (i) All Company Registered IP (other than patent applications or applications to register trademarks or copyrights and Company Registered IP to which the Company and its Subsidiaries have abandoned or allowed to lapse in their reasonable business discretion) is subsisting and in full force and effect and, to the Knowledge of the Company, valid and enforceable, (ii) neither the Company nor any of its Subsidiaries has received any written notice or claim within the last two years from the date hereof challenging the validity or enforceability of any Company Registered IP or alleging any misuse of such Company Registered IP and (iii) no Company Registered IP is involved in any interference, derivation, post-grant, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Knowledge of the Company, no such action is or has been threatened in writing with respect to any of the Company Registered IP.

(e) The Company or its Subsidiaries own exclusively, free and clear of any and all Liens, all Company Intellectual Property Rights. Neither the Company nor any of its Subsidiaries has received any written notice or claim within the last two years challenging the Company’s ownership of any Company Intellectual Property Rights that is material to the conduct of the Company’s or any of its Subsidiaries’ businesses.

(f) The Company Intellectual Property Rights, together with the Intellectual Property Rights received under Material Inbound Licenses, constitute all of the material Intellectual Property Rights necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted; provided, however, that the foregoing is not a representation and warranty of non-infringement of Intellectual Property Rights of any third party, which representation is solely set forth in Section 3.19(i).

(g) The Company has not granted to any Person, under any Company Intellectual Property Rights, (i) any exclusive license or rights, (ii) any express, formal covenant not to assert or enforce any Company Intellectual Property Rights or (iii) non-exclusive license or rights that materially deviate in scope from the licenses contained in the Company’s standard commercial agreements.

(h) Each of the Company and its Subsidiaries has taken reasonable steps in accordance with standard industry practices to protect its rights in its Company Intellectual Property Rights and maintain the confidentiality of all Trade Secrets and other confidential information of the Company or its Subsidiaries that Company and its Subsidiaries desire to maintain as confidential in their reasonable business discretion, including the use of industry standard tools designed to safeguard any such information that is accessible through computer systems or networks. Without limiting the foregoing, the Company and its Subsidiaries have a policy requiring all employees, as well as all consultants and contractors who participate in the development of any Intellectual Property or who have access to Trade Secrets, to execute a confidentiality and assignment agreement in the Company’s standard form, of which a copy of the current version has previously provided to Parent. The Company and its Subsidiaries have enforced such policy, except where for any failures to enforce that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(i) To the Knowledge of the Company (without undue inquiry or the performance of any freedom to operate or similar studies), the Company’s and its Subsidiaries’ development, sale, distribution or other commercial exploitation of the Company Products, and all of the other activities or operations of the business of the Company or any of its Subsidiaries, have not and do not infringe upon, misappropriate, violate or dilute, any Intellectual Property Rights of any third party, where such infringement, misappropriation, violation or dilution is reasonably likely to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received during the two year period prior to the date hereof any written notice or claim asserting that such infringement, misappropriation, violation or dilution has occurred. During the two year period prior to the date hereof, neither the Company nor any of its Subsidiaries has received any unsolicited written request or invitation to take a license under any Patents owned by a third party.

(j) To the Knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(k) To the Knowledge of the Company, no Company Intellectual Property Right is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use, licensing or other exploitation thereof by the Company or any of its Subsidiaries.

(l) The execution, delivery and performance by the Company of this Agreement and consummation of the Merger will not, as a result of any Contract to which the Company or its Subsidiaries are currently a party, (i) result in Parent or any of its Affiliates being obligated to grant to any third party any rights (including expanded rights) with respect to Intellectual Property, except for such obligations on the Surviving Corporation and its Subsidiaries under Company Intellectual Property Rights resulting from Contracts to which Company or its Subsidiaries are a party immediately prior to the Closing Date; (ii) result in Parent or any of its Affiliates being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, except for such obligations on the Surviving Corporation and its Subsidiaries under Company Intellectual Property Rights resulting from Contracts to which Company or its Subsidiaries are a party immediately prior to the Closing Date; or (iii) result in the Surviving Corporation and its Subsidiaries being obligated to pay any material amount of royalties or other material payments to any third party at a rate in excess of that which is payable by the Company and its Subsidiaries had the Merger not occurred.

(m) Except with respect to the information that is expressly contained in the Palamida Reports, Section 3.19(m) of the Company Disclosure Letter (i) sets forth as of the date hereof a true and complete list all Open Source Materials that comprise, are incorporated into, or combined, distributed or made available for download with any Company Products and (ii) describes the manner in which such Open Source Materials comprise or were so incorporated, combined, distributed or made available for download with Company Products, and identifies for each such item of Open Source Materials (1) the applicable open source license(s), (2) which Company Products the item comprises, is incorporated into, distributed or made available for download within and (3) whether or not the item was modified by the Company or any Subsidiary.

(n) During the five year period prior to the date hereof, the Company has received no written notice or complaint that it has failed to comply with the terms and conditions of any license to any Open Source Materials. Neither the Company nor any of its Subsidiaries is in breach of or has breached any of the terms or conditions of any license to any Open Source Materials, except where any such breach would not reasonably be expected to give rise to a Material Adverse Effect; provided, that, with respect to the information expressly contained in the Palamida Reports, the foregoing representation is made to the Knowledge of the Company and its Subsidiaries. The Company has not included in any Software of the Company Products that the Company intends to keep proprietary or has not explicitly made available under an Open Source Materials license (as reflected in the Software’s file header or accompanying license text for such Software) any

Open Source Materials in a manner that subjects such Software to an Open Source Materials license that requires, as a covenant or condition of exploitation of such Open Source Materials, that any or all of such Software for such Company Products be (A) disclosed or distributed or otherwise made available in source code form, (B) licensed for the purpose of making derivative works, (C) redistributable at no charge or minimal charge, or (D) licensed under the same license as such Open Source Materials; provided, however, that the foregoing is not a representation or warranty with respect to the information expressly contained in the Palamida Reports.

(o) Neither the Company nor any of its Subsidiaries is a member of or party to any patent pool, standards-setting organizations, multi-party special interest industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Copyrights or Patents to any person or entity or to refrain from asserting any existing or future Copyrights or Patents against any person or entity.

(p) The Company has not included in the Company Products any disabling mechanisms or protection features that are designed to disrupt, disable, harm or otherwise impede in any material respect the normal and authorized operation of, or provide unauthorized access to, a computer system or network or other device on which Company Products are stored or installed or damage or destroy any material normal and authorized data or file without the user’s consent.

(q) The Company and its Subsidiaries have used industry standard scanning procedures designed to identify and protect against viruses, worms, and other malicious Software routines adversely affecting the information technology systems used in connection with the operation of the Company and its Subsidiaries. The Company and its Subsidiaries have commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the business of the Company and its Subsidiaries. To the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of such information technology systems.

(r) No source code of any material Software used in any Company Products has been disclosed by the Company or any of its Subsidiaries, except (i) for disclosure to employees or individual independent contractors of the Company or such Subsidiaries who are bound by non-disclosure agreements or (ii) to escrow agents under source code escrow agreements with such escrow agents that include appropriate non-disclosure provisions. No condition has occurred that would be sufficient to entitle the beneficiary under any source code escrow arrangement under which the Company or any Subsidiary has deposited any such source code for Company Products to require release of such source code from escrow. The consummation of the transactions contemplated hereby (including the Merger) will not constitute a source code escrow release condition to require release of such source code for Company Products from escrow.

(s) No Governmental Entity nor any university, college, or academic institution has ownership rights or ownership interest in or to any Company Intellectual Property Rights.

(t) Neither the Company nor any of its Subsidiaries has distributed or made available, or agreed to distribute or make available (including by contribution to an open source project or community), Software developed by the Company or any of its Subsidiaries as Open Source Materials in any manner than would reasonably be expected to give rise to a Material Adverse Effect.

Section 3.20 Privacy and Security.

(a) The Company and each Subsidiary have, at all times, complied with applicable privacy and data security Laws and regulations, including all privacy and security rules of the Health Insurance Portability and Accountability Act of 1996, as amended (collectively, “Privacy Laws”) and their respective internal privacy policies, except where any such noncompliance would not be material to the Company and its Subsidiaries taken as a whole. The Company and each Subsidiary have been and are in material compliance with all of the terms of all Contracts to which the Company or any Subsidiary is a party relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected, accessed or obtained by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary, except where any such noncompliance would not be material to the Company and its Subsidiaries taken as a whole. Each of the Websites owned or operated by the Company or any Subsidiary has in the past three years maintained a publicly posted privacy policy that describes the Company’s practices with respect to the collection, use and disclosure of personally identifiable information collected by such Websites, the disclosures in which privacy policy are accurate and not misleading. Neither the Company nor any Subsidiary has in the past three years received a written complaint regarding actual, alleged or suspected violation of any Privacy Law by the Company, any of its Subsidiaries, any of their customers or any users of any Company Product. To the Knowledge of the Company, the use, collection, storage, disclosure and transfer of any personally identifiable information collected, accessed or obtained by third parties having authorized access to the records of the Company or any Subsidiary has, at all times, complied with such privacy policies and Privacy Laws, except where any such noncompliance would not be material to the Company and its Subsidiaries taken as a whole.

(b) The Company and each Subsidiary exercises ordinary and reasonable care with respect to the security of any personally identifiable information in the Company’s or such Subsidiary’s possession, custody or control. The Company and each Subsidiary (i) implements and monitors administrative, electronic and physical safeguards to control the internal and external risks to the security of any personally identifiable information in the possession of the Company or any of its Subsidiaries; and (ii) maintains notification procedures in material compliance with Privacy Laws in the case of any breach of security compromising data containing personally identifiable information. To the Knowledge of the Company during the prior three years, neither the Company nor any Subsidiary has experienced any material breach of security or other unauthorized access by third parties to any personally identifiable information in the Company’s or any Subsidiary’s possession, custody or control.

(c) For purposes of this Agreement, “Websites” means all Internet websites, including content, text, graphics, images, audio, video, data, databases, Software and related items included on or used in the operation of and maintenance thereof, and all documentation, ASP, HTML, DHTML, SHTML, and XML files, cgi and other scripts, subscriber data, archives, and server and traffic logs and all other tangible embodiments related to any of the foregoing.

Section 3.21 State Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby and will not restrict, impair or delay the ability of Parent or Merger Sub, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.22 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.23 Related Party Transactions. No present or former director, executive officer, stockholder, partner, member, employee or Affiliate of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months. No Related Party of the Company or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

Section 3.24 Certain Business Practices.

(a) The Company, its Subsidiaries and Affiliates (and their respective directors, officers, executives, employees, representatives, agents, consultants, distributors and resellers) have at all times complied with, and are currently in full compliance with, (i) the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and (ii) the U.K. Bribery Act, and any similar applicable law of any non-U.S. jurisdiction, or any applicable law that prohibits providing a thing of value to improperly influence government officials or other persons (collectively with the FCPA, the “Anti-Corruption Laws”), except where any non-compliance, individually or in the aggregate, would not reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole.

(b) Neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, officers, executives, employees, representatives, agents, consultants, distributors or resellers, nor any person acting on behalf of the Company or any of its Subsidiaries or Affiliates, has taken, or failed to take any action, either directly or indirectly, that constituted a violation of the FCPA or other Anti-Corruption Laws, including making, offering, authorizing, promising, accepting or soliciting any payment, contribution, gift, entertainment, bribe, rebate, kickback or any other thing of value, regardless of form or amount, to or from: (i) any official, employee or representative of a Governmental Entity, any political party or official thereof, any candidate for political office, or any other persons; (ii) any director, officer, executive, employee or person affiliated to an entity owned or controlled by a Governmental Entity; or (iii) any director, officer, executive or employee of a public international organization, to unlawfully obtain or retain a competitive advantage, to receive favorable treatment in obtaining or retaining business or compensate for favorable treatment already secured, or to unlawfully influence any action, inaction or decision, except where any non-compliance, individually or in the aggregate, would not reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole.

(c) There have been no false or fictitious entries made in the books or records of the Company or any of its Subsidiaries or Affiliates relating to any illegal payment or secret or unrecorded fund and neither the Company nor any of its Subsidiaries or Affiliates has established or maintained a secret or unrecorded fund. Each of the Company and each of its Subsidiaries and Affiliates has at all times made and kept, and currently makes and keeps, books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the respective assets of the Company and each such Subsidiary and Affiliate.

(d) Neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, officers, executives, employees, representatives, agents, consultants, distributors and resellers, is, or has been, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of the Anti-Corruption Laws or has received a whistleblower report of such alleged or possible violations. Neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, officers, executives, employees, representatives, agents, consultants, distributors and resellers has received notice from, or made a voluntary disclosure to, the U.S. Department of Justice, U.S. Securities and Exchange Commission or other similar agency of any non-U.S. jurisdiction regarding alleged or possible violations of the Anti-Corruption Laws. The Company and its Subsidiaries and Affiliates have in place adequate controls and systems to ensure compliance with Anti-Corruption Laws.

Section 3.25 Suppliers. Section 3.25 of the Company Disclosure Letter sets forth a true, correct and complete list of the top twenty suppliers (the “Top Suppliers”) by the aggregate amounts paid by the Company and its Subsidiaries during the twelve months ended July 31, 2014. Since July 31, 2014, (a) there has been no termination of the business relationship of the Company or its Subsidiaries with any Top Supplier, (b) there has been no material change in the material terms of its business relationship with any Top Supplier adverse to the Company or its Subsidiaries and (c) no Top Supplier has notified the Company or any of its Subsidiaries in writing that it intends to terminate its business relationship with the Company or its Subsidiaries or change the pricing or other terms of its business in any material respect adverse to the Company or its Subsidiaries. Except for letters of credit for outstanding purchase orders, none of the Company or any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any supplier in the ordinary course of its business. Neither the Company nor any of its Subsidiaries is involved in any material dispute with any Top Supplier or has been notified by or has notified any Top Supplier, in writing, of any breach or violation of any contract or agreement with any Top Supplier.

Section 3.26 Customers. Section 3.26 of the Company Disclosure Letter sets forth a true, correct and complete list of the top twenty customers (whether end customers, distributors or resellers) of the Company, as measured by consolidated billings for the 12-month period ended July 31, 2014 (the “Top Customers”). No Top Customer has cancelled or otherwise terminated or, to the Knowledge of the Company, threatened to cancel, terminate or otherwise materially and adversely alter the terms of its business relationship with the Company. Neither the Company nor any of its Subsidiaries is involved in any material dispute with any such customer of the Company or has been notified by or has notified any such customer, in writing, of any breach or violation of any contract or agreement with any such customer.

Section 3.27 Brokers. No broker, investment banker, financial advisor or other Person, other than Qatalyst Partners LP and Evercore Group L.L.C., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company and each of Qatalyst Partners LP and Evercore Group L.L.C. pursuant to which Qatalyst Partners LP and Evercore Group L.L.C. could be entitled to any payment from the Company relating to the transactions contemplated hereby.

Section 3.28 Opinion of Financial Advisor. The Company has received the opinion of Qatalyst Partners LP to the effect that, as of the date of such opinion, and based upon and subject to the considerations, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by the holders of Shares, other than Parent or any affiliates of Parent, pursuant to this Agreement is fair, from a financial point of view, to such holders, a signed true and complete copy of which opinion has been or will promptly be provided to Parent for information purposes only.

Section 3.29 No Other Representations; Non-Reliance.

(a) Except for the representations and warranties of the Company expressly set forth in this Article III and Section 5.8(b) of this Agreement, and the representations and warranties of the Company stockholders set forth in Section 5 of the Voting Agreement, (i) neither the Company, any of its Subsidiaries nor any of their respective Affiliates or Representatives (or any other Person acting or purporting to act on behalf of any of the foregoing) makes, or has made, any representation or warranty (whether express or implied) relating to the Company, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the transactions contemplated hereby, including as to the accuracy or completeness of any such information, (ii) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the transactions contemplated by this Agreement, and (iii) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives by the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives (or any other Person acting or purporting to act on behalf of any of the foregoing), including any materials or information made available in the electronic data room hosted by the Company in connection with the transactions contemplated by this Agreement or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is expressly the subject of any express representation or warranty of the Company set forth in this Article III or Section 5.8(b).

(b) The Company hereby acknowledges and agrees (each for itself and on behalf of its respective Affiliates and Representatives) that, except for the representations and warranties of Parent and Merger Sub expressly set forth in Article IV, (i) neither Parent nor any of its Subsidiaries nor any of their respective Affiliates or Representatives (or any other Person acting or purporting to act on behalf of any of the foregoing) makes, or has made, any representation or warranty (whether express or implied) relating to Parent, Merger Sub or their Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement and the transactions contemplated by this Agreement, including as to the accuracy or completeness of any such information, and none of the Company or any of its Affiliates or Representatives is relying on any representation or warranty except for those representations and warranties of Parent and Merger Sub expressly set forth in Article IV in connection with this Agreement or the transactions contemplated by this Agreement and (ii) no Person has been authorized by Parent, Merger Sub, or any of their Subsidiaries to make any representation or warranty relating to Parent, Merger Sub, their Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the transactions contemplated hereby, and if made, such representation or warranty has not been and may not be relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent, Merger Sub or any of their respective Subsidiaries (or any other Person). Notwithstanding the foregoing, nothing set forth herein shall limit or otherwise impact the rights of the Company under this Agreement or applicable Law arising out of fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and the Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power. Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and (b) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of clause (b) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs the ability of Parent and Merger Sub to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement.

Section 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of consummation of the Merger, to the approval of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

Section 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) any material Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.3(b), any material Law or any rule or regulation of the New York Stock Exchange applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act and any filings related to any other Required Antitrust Approvals, (ii) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings required under the rules and regulations of the New York Stock Exchange and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4 Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of Parent, threatened, against Parent, Merger Sub or any of their respective Subsidiaries challenging the validity or propriety of the Merger or the other transactions contemplated by this Agreement, which, if adversely determined, would have or reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 Certain Information. None of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first published, distributed or disseminated to the Company’s stockholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Company specifically for inclusion or incorporation by reference therein.

Section 4.6 Brokers. No broker, investment banker, financial advisor or other Person, other than Barclays Capital Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.7 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

Section 4.8 Funds. As of the date hereof Parent has, and as of the Closing Date, Parent will have, sufficient funds available to consummate the Merger and the other transactions contemplated hereby on the terms and subject to the conditions contemplated hereby.

Section 4.9 Non-Reliance.

(a) Parent and Merger Sub hereby acknowledge and agree (each for itself and on behalf of its respective Affiliates and Representatives) that, except for the representations and warranties of the Company expressly set forth in Article III and Section 5.8(b) of this Agreement, and the representations and warranties of the Company stockholders set forth in Section 5 of the Voting Agreement, (i) neither the Company, any of its Subsidiaries nor any of their respective Affiliates or Representatives (or any other Person acting or purporting to act on behalf of any of the foregoing) makes, or has made, any representation or warranty (whether express or implied) relating to the Company, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement and the transactions contemplated by this Agreement, including as to the accuracy or completeness of any such information, and none of Parent, Merger Sub or any of their respective Affiliates or Representatives is relying on any representation or warranty except for those representations and warranties of the Company expressly set forth in Article III and Section 5.8 of this Agreement, and the representations and warranties of the Company stockholders set forth in Section 5 of the Voting Agreement, (ii) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the transactions contemplated by this Agreement, and if made, such representation or warranty has not been and may not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company or any of its Subsidiaries (or any other Person) and (iii) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives by the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives (or any other Person acting or purporting to act on behalf of any of the foregoing), including any materials or information made available in the electronic data room hosted by the Company in connection with the transactions contemplated by this Agreement or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is expressly the subject of any express representation or warranty of the Company set forth in Article III or Section 5.8(b) hereof. Notwithstanding the foregoing, nothing set forth herein shall limit or otherwise impair the rights of Parent or Merger Sub under this Agreement or applicable Law arising out of fraud.

(b) Except for the representations and warranties of Parent and Merger Sub expressly set forth in this Article IV, (i) neither Parent, Merger Sub nor any of their Subsidiaries nor any of their respective Affiliates or Representatives (or any other Person acting or purporting to act on behalf of any of the foregoing) makes, or has made, any representation or warranty (whether express or implied) relating to Parent, Merger Subs, their Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the transactions contemplated hereby, including as to the accuracy or completeness of any such information, and (ii) no Person has been authorized by Parent, Merger Sub or any of their Subsidiaries to make any representation or warranty relating to Parent, Merger Sub or their Subsidiaries or any of their businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent or as otherwise specifically required by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed, with respect to the actions contemplated by subsection (i), (k), (q) (but solely with respect to employees below the vice-president level), (u), or (v) (solely with respect to the foregoing subsections), to:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent (provided, that the Company and its Subsidiaries shall not repatriate any material amount of cash as a dividend from Subsidiaries outside of the United States outside the ordinary course of business consistent with past practice), (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Shares, including pursuant to Contracts as in effect on the date hereof (other than the issuance of Shares upon the exercise of Company Stock Options, the settlement of Company RSUs outstanding on the Measurement Date, or the purchase of Shares upon the exercise of purchase rights under the Company ESPP, in all cases, in accordance with their terms as in effect on such date or granted in accordance with this Section 5.1 or with the consent of Parent);

(c) amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(d) directly or indirectly acquire or agree to acquire from any third Person (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof, with a value of $2,000,000 or more individually or $6,000,000 or more in the aggregate or (ii) any assets that are otherwise material to the Company and its Subsidiaries, other than (x) inventory, supplies or raw materials acquired in the ordinary course of business consistent with past practice and (y) any capital expenditures or authorizations or commitments with respect thereto which would not require Parent consent under subsection (h) below;

(e) directly or indirectly sell, lease, license, sell and leaseback, abandon, allow to lapse, mortgage or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part to any third Person of any of its properties, assets or rights or any interest therein, except (x) sales of inventory, professional services or Company Products or the non-exclusive license of Intellectual Property Rights in the ordinary course of business consistent with past practice or (y) assets with a value of less than $500,000 individually or in a series of related transactions, or $2,000,000 in the aggregate;

(f) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g) (i) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness owed to a third Person, or amend, modify or refinance any Indebtedness owed to a third Person or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(h) incur or commit to incur any capital expenditures or authorizations or commitments with respect thereto that in the aggregate are in excess of $1,000,000 individually or $5,000,000 in the aggregate per fiscal quarter;

(i) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than (x) the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents filed prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice or (y) compromises, settlements or agreements to settle any Action which would not require Parent consent pursuant to subsection (k) below, or (ii) cancel any material Indebtedness owed to the Company or any of its Subsidiaries;

(j) (i) modify, amend, terminate, cancel, waive any material right under or extend any Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Material Contract, in each case excluding any Contract which would constitute a Material Contract under subsections (ii), (iv), (v), (vii), (ix), (x), and (xi) of Section 3.16(a);

(k) commence any Action (other than an Action as a result of an Action commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $1,000,000 individually or $5,000,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(l) change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or (other than as required by GAAP for any assets which are required to be marked-to-market on a periodic basis) revalue any of its material assets;

(m) settle or compromise any liability for Taxes; file any amended Tax Return or claim for Tax refund; make, revoke or modify any Tax election; file any Tax Return other than on a basis consistent with past practice; consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; grant any power of attorney with respect to Taxes; enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement; or change any method of accounting for Tax purposes;

(n) change its fiscal year;

(o) except as required to comply with any applicable Law or any Company Plan in effect as of the date hereof: (i) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or any such grant of any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer, employee or independent contractor, other than increases or non-equity payments made to employees at the level of below vice president in the ordinary course of business and consistent with past practice, (ii) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, other than severance or termination payments equal to no more than two weeks of base salary or other base rate of pay, as applicable, that are made to employees at the level of below vice president who are not otherwise covered by the terms of a pre-existing written severance plan, arrangement, policy or agreement upon their termination of employment in the ordinary course of business and consistent with past practice, (iii) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder), (iv) adopt or enter into any collective bargaining agreement or other labor union contract, (v) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or other Contract, other than as may be permitted under subsection (i) through (v) of this Section 5.1(o) or (vi) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or independent contractor, other than as may be permitted under subsection (i) through (v) of this Section 5.1(o);

(p) (i) hire employees at the vice-president level or higher or (ii) other than in the ordinary course of business consistent with past practice, any other employees;

(q) terminate any employees of the Company or its Subsidiaries or otherwise cause any employees of the Company or its Subsidiaries to resign, in each case other than (i) in the ordinary course of business consistent with past practice or (ii) for cause or poor performance (documented in accordance with the Company’s past practices);

(r) fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect;

(s) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement (including any Contract described in Section 3.16(a)(ii)) that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(t) enter into any new line of business outside of its existing business, other than pursuant to the product roadmap previously delivered or made available to Parent (provided, that for the avoidance of doubt such roadmap shall not serve as an exception or otherwise qualify any covenant or obligation of the Company under this Section 5.1, other than this paragraph (t));

(u) enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $125,000, other than renewals of existing leases entered into in the ordinary course of business; or

(v) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Section 5.2 No Solicitation; Recommendation of the Merger.

(a) The Company shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, other than with respect to Parent, and the respective Representatives of Parent, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) exercise Contractual rights, if any, to request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal to any Person since January 1, 2013 and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (1) the Company receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.2(a), (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may (x) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Company than, those set forth in the Confidentiality Agreement (including the “standstill” provisions contained therein) (an “Acceptable Confidentiality Agreement”); provided, that (I) the Company shall provide Parent a non-redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 5.2 and (II) that any non-public information provided to any such Person shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions and negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal. The Company shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 5.2(a), except in accordance with “clean room” or other similar procedures that are consistent in all material respects (including with respect to the scope of information restricted thereby) with the Company’s practices in dealing with the disclosures of such information to Parent and its Representatives in connection with the negotiation of this Agreement and the transactions contemplated thereby.

(b) Neither the Company Board nor any committee thereof shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) recommend or otherwise declare advisable the approval by the Company stockholders of any Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as an “Adverse Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”), except for an Acceptable Confidentiality Agreement, or resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.2(b), (x) make an Adverse Recommendation Change in response to either (I) a Superior Proposal or (II) an Intervening Event, or (y) solely in response to a Superior Proposal received after the date hereof that was unsolicited and did not otherwise result from a breach of Section 5.2(a), cause the Company to terminate this Agreement in accordance with Section 7.1(d)(ii) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not make an Adverse Recommendation Change in response to a Superior Proposal or terminate this Agreement pursuant to Section 7.1(d)(ii) unless:

(A) the Company notifies Parent in writing at least five Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new two calendar day period); and

(B) if Parent makes an offer or proposal capable of being accepted by the Company as a binding agreement during such five Business Day (or two calendar day, as applicable) period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as offered or proposed by Parent, determines in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law;

provided, further, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event unless:

(1) the Company provides Parent with written information describing such Intervening Event in reasonable detail;

(2) the Company notifies Parent in writing at least five Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor; and

(3) if Parent makes an offer or proposal capable of being accepted by the Company as a binding agreement during such five Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as offered or proposed by Parent, determines in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Law.

During the five Business Day period (or two calendar day period, as applicable) prior to its effecting an Adverse Recommendation Change or terminating this Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement offered or proposed by Parent. Notwithstanding anything to the contrary contained herein, neither the Company nor any Company Subsidiary shall enter into any Alternative Acquisition Agreement (except an Acceptable Confidentiality Agreement) unless this Agreement has been terminated in accordance with its terms (including the payment of the Termination Fee pursuant to Section 7.3(b), if applicable).

(c) In addition to the obligations of the Company set forth in Section 5.2(a) and Section 5.2(b), the Company promptly (and in any event within twenty-four hours of receipt) shall advise Parent in writing (including, for this purpose, via electronic mail) in the event the Company or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall keep Parent reasonably informed in writing (including, for this purpose, via electronic mail) in all material respects on a timely basis of the status and details (including, within twenty-four hours after the occurrence of any amendment or modification to any Acquisition Proposal) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within twenty-four hours) notify Parent in writing (including, for this purpose, via electronic mail) if it determines to begin providing information or to begin engaging in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.2(a) or Section 5.2(b) and shall in no event begin providing such information or begin engaging in such discussions or negotiations prior to providing such notice. The Company shall provide Parent with at least twenty-four hours prior notice (or such shorter notice as may be provided to the Company Board) of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal.

(d) The Company agrees that any violation of the restrictions set forth in this Section 5.2 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(e) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.2.

(f) The Company shall not take any action to exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing, in each case unless such actions are taken substantially concurrently with a termination of this Agreement pursuant to Section 7.1(d)(ii).

(g) Nothing contained in Section 5.2(a) shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e–2(a), Rule 14d–9 or Item 1012(a) of Regulation M–A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d–9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the Company Board expressly reaffirms its recommendation to the Company’s stockholders in favor of the approval of this Agreement and the Merger in such disclosure and expressly rejects any applicable Acquisition Proposal.

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of (A) assets or businesses of the Company and its Subsidiaries that generate 15% or more of the net revenues or net income (for the twelve-month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent 15% or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (B) 15% or more of any class of capital stock, other equity securities or voting power of the Company or any resulting parent company of the Company, or (C) 15% or more of any class of capital stock, other equity securities or voting power of any one or more of its Subsidiaries which collectively generate 15% or more of the net revenues or net income (for the twelve-month period ending on the last day of the Company’s most recently completed fiscal quarter) or collectively hold 15% or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the Merger and other transactions contemplated by this Agreement.

(ii) “Superior Proposal” means any unsolicited bona fide binding written Acquisition Proposal that is fully financed or has fully committed financing, that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal (including the likelihood that the transaction contemplated thereby will be completed on the terms proposed on a timely basis) and the Person making the proposal, is more favorable to the stockholders of the Company from a financial point of view than the Merger (including any adjustment to the terms and conditions proposed by Parent in response to such proposal); provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15%” shall be deemed to be references to “50%”; and

(iii) “Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Company Board prior to the date of this Agreement, which event or circumstance, or any material consequence thereof, becomes known to the Company Board prior to the receipt of the Company Stockholder Approval and does not relate to an Acquisition Proposal.

Section 5.3 Preparation of Proxy Statement; Stockholders’ Meeting.

(a) As promptly as practicable after the date of this Agreement, the Company shall (i) prepare and file a Proxy Statement with the SEC in preliminary form as required by the Exchange Act (in any event no later than fifteen calendar days after the date hereof) and (ii) set a preliminary record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. The Company shall consult with Parent in good faith regarding the foregoing. The Company shall use all reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the filing thereof. The Company shall obtain and furnish the information required to be included in the Proxy Statement, shall provide Parent and Merger Sub with any comments that may be received from the SEC or its staff with respect thereto, shall respond promptly to any such comments made by the SEC or its staff with respect to the Proxy Statement, and shall cause the Proxy Statement in definitive form to be mailed to the Company’s stockholders at the earliest practicable date. If at any time prior to obtaining the Company Stockholder Approval, any information relating to the Merger, the Company, Parent, Merger Sub or any of their respective Affiliates, directors or officers should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such document or response and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel.

(b) As promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, the Company shall duly call, give notice of, convene and hold a special meeting of its stockholders (the “Company Stockholders Meeting”) solely for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith (and such Company Stockholders Meeting shall in any event be no later than forty-five calendar days after (i) the tenth calendar day after the preliminary Proxy Statement therefor has been filed with the SEC if by such date the SEC has not informed the Company that it intends to review the Proxy Statement or (ii) if the SEC has, by the tenth calendar day after the preliminary Proxy Statement therefor has been filed with the SEC, informed the Company that it intends to review the Proxy Statement, the date on which the SEC confirms that it has no further comments on the Proxy Statement). The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the consent of Parent; (ii)(A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; provided, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two times pursuant to the preceding clause (ii)(A) and/or clause (ii)(B); or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting. Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval; provided, that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten Business Days or for any period that would require the Company to select a different record date for the Company Stockholders Meeting, provided, further, that Parent shall not be entitled to exercise the foregoing right to cause the adjournment of the Company Stockholders Meeting if the Company has previously exercised the right to adjourn such meeting contained in clause (ii)(A) or clause (ii)(B) of the prior sentence. Except in the case of an Adverse Recommendation Change specifically permitted by Section 5.2(b), the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing, the Company agrees that (x) except in the event of an Adverse Recommendation Change specifically permitted by Section 5.2(b), the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) its obligations pursuant to this Section 5.3(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

Section 5.4 Access to Information; Confidentiality. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties (subject to the Company’s and its Subsidiaries’ reasonable security measures but excluding the right to perform any invasive testing or sampling) assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including Tax Returns filed and those in preparation and the work papers of its auditors); provided, however, that the foregoing shall not require the Company to disclose any information to the extent such disclosure would contravene applicable Law or would cause the waiver of any legal privilege, provided, that the parties will cooperate and use reasonable best efforts to find a way to allow diligence of such information in a manner that would not contravene such law or cause such waiver of a legal privilege. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and the Company dated as of October 2, 2014 (the “Confidentiality Agreement”). No investigation pursuant to this Section 5.4 or information provided, made available or delivered to Parent pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.5 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, and no later than ten (10) days following the date of this Agreement in the case of filings under the HSR Act, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Material Contract, and (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all reasonable best efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice or as are required to obtain any other Required Antitrust Approvals; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable, each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

(b) Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or any of its Affiliates or, assuming the consummation of the Merger, the Surviving Corporation or any of its Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Shares) or (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Corporation or any of their respective Affiliates.

(c) The Company shall take all actions to comply with its obligations under Section 5.5(c) of the Company Disclosure Letter.

Section 5.6 Takeover Laws. The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.7 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, (c) any Action commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (d) any change, condition or event occurring after the date hereof (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any manner that could reasonably be expected to cause the conditions set forth in Section 6.2(a) or Section 6.3(a), as the case may be, not to be satisfied or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification, exculpation and advancement of expenses existing in favor of the current or former directors and officers of the Company and each Subsidiary of the Company as provided in the Company Charter or Company Bylaws (and comparable governing documents of the Subsidiaries of the Company that have been delivered and made available to Parent prior to the date hereof) as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law.

(b) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Parent) for acts or omissions occurring prior to the Effective Time; provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided, further, that in no event shall Parent or the Company be required to pay annual premiums for insurance under this Section 5.8(b) in excess of 150% of the amount of the annual premiums paid by the Company for fiscal year 2014 for such purpose (which fiscal year 2014 premiums are hereby represented and warranted by the Company to be as set forth in Section 5.8(b) of the Company Disclosure Letter), it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 150%

amount. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy on the Company’s directors’ and officers’ liability insurance for acts or omissions occurring prior to the Effective Time, provided, that the aggregate cost for such “tail” policy shall not exceed 250% of the amount of the annual premiums paid by the Company for fiscal year 2014 for such purpose. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of the Surviving Corporation (and Parent) under the first sentence of this Section 5.8(b) for so long as such “tail” policy shall be maintained in full force and effect (subject to the proviso in the preceding sentence).

(c) In the event that Parent, the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section 5.8.

(d) The provisions of this Section 5.8 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives.

Section 5.9 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement. The Company shall not enter into any settlement agreement in respect of any stockholder litigation against the Company and/or its directors or officers relating to the Merger or any of the other transactions contemplated hereby without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.10 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NASDAQ Global Select Market (“NASDAQ”) to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Section 5.11 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except (x) as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system and (y) in connection with any Adverse Recommendation Change.

Section 5.12 Section 16 Matters. Prior to the Effective Time, the Company Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Shares (including derivative securities with respect to such Shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Resignations. Prior to the Effective Time, the Company shall cause each member of the Company Board to execute and deliver a letter effectuating his or her resignation as a director of the Company Board effective immediately prior to the Effective Time. If and to the extent requested by Parent, the Company will obtain and provide, prior to the Effective Time, letters of resignation from all officers, directors, managers and persons of similar responsibilities at the Company and each of its Subsidiaries and controlled Affiliates.

Section 5.14 Employee Matters.

(a) The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Parent, any and all 401(k) plans maintained by the Company or any of its Subsidiaries. The Company shall provide Parent evidence that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be substantially in the form contained in Schedule 5.14(a), and any material modifications to such form shall be subject to the review and approval of Parent. The Company shall also take such other actions in furtherance of terminating any such 401(k) Plans as Parent may reasonably request.

(b) From and after the Effective Time, Parent shall permit all employees of the Company or its Subsidiaries who remain employees of Parent or any Subsidiary of Parent (“Continuing Employees”) to participate in the benefit programs of Parent or the Subsidiary to the same extent as similarly situated employees of Parent or the Subsidiary. In the U.S., such employees who become employees of Parent shall be given credit for all service with the Company or its U.S. Subsidiaries solely for the purposes of determining their rate of vacation accrual under Parent’s standard vacation program; service credit for all other purposes shall begin at the Effective Time. Outside the U.S., such employees who become employees of a Subsidiary of Parent shall be given credit for service with the Company or its Subsidiaries solely as required by applicable Law. From and after the

Effective Time, Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents and (ii) give each of the Continuing Employees in the U.S. credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made. Unused vacation days accrued by U.S. Continuing Employees under the plans and policies of the Company and its Subsidiaries shall carry over to Parent or the Surviving Corporation to the extent administratively practicable, and each such Continuing Employee shall be paid by the Company in cash for any accrued and unused vacation days that Parent determines are not administratively practicable to carry over.

(c) Section 5.14(b) shall not operate to duplicate any benefit provided to any employee, require Parent to continue in effect any specific Company employee benefit plan or Parent employee benefit plan, or prohibit the termination of any specific employee, following the Effective Time. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of Parent, the Company or any of their respective affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(d) For the period commencing at the Effective Time and ending on the first anniversary thereof, Parent shall, and shall cause its Subsidiaries to, honor in accordance with their terms as in effect immediately prior to the Effective Time, all existing employment, change of control, severance and retention arrangements between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, director or consultant of the Company or any of its Subsidiaries, on the other hand (including, for avoidance of doubt, any non-Continuing Employee whose employment is terminated prior to the Effective Time); provided, however, that nothing in this Agreement shall prohibit Parent or its Subsidiaries from terminating the employment of any Continuing Employee or amending or terminating any such plans or agreements, so long as such amendment or termination complies with the terms of any such plans or agreements, including specifically obtaining any necessary or required consents.

(e) The Company shall terminate any and all group severance, separation, deferred compensation or salary continuation plans, programs, policies or arrangements (other than as described or disclosed in Section 5.14(d) above) maintained by the Company or any of its Subsidiaries, effective in each case no later than the day immediately preceding the Effective Time, subject to applicable Law. The Company shall provide Parent evidence that such plans have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable (the form and substance of which resolutions shall be subject to review and approval of Parent).

(f) This Section 5.14 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.14, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.14.

Section 5.15 Tax Certificate. The Company shall use reasonable best efforts to deliver to Parent at the Closing Date a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter which states that the Shares do not constitute “United States real property interests” under Section 897(c) of the Code for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3), and a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), each in substantially the form of Exhibit B hereto.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) HSR Act; Antitrust. The Required Antitrust Approvals pursuant to the HSR Act and the Antitrust Laws of the countries set forth on Annex A to the Company Disclosure Letter shall have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with such Required Antitrust Approvals shall have expired or been terminated.

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

Section 6.2 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1(a) and Section 3.1(c), Section 3.4, Section 3.5(a)(i), Section 3.9(b), Section 3.16(a)(x), Section 3.21, Section 3.22, Section 3.27 and Section 3.28 shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the representations and warranties of the Company set forth in Section 3.2 shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies which (A) would not increase the aggregate Merger Consideration payable in the Merger by more than a de minimis amount and (B) are otherwise not material; (iii) each of the representations and warranties of the Company set forth in Section 3.3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iv) each of the remaining representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding all materiality and Material Adverse Effect qualifications contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any failure to be so true and correct which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(e).

(d) No Litigation. There shall not be pending any Action by any Governmental Entity that seeks, directly or indirectly, to (i) challenge or make illegal or otherwise prohibit or materially delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, or to make materially more costly the Merger, or to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (ii) to prohibit or limit the ownership, operation or control by the Company, Parent or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries or (iii) to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to stockholders of the Company.

(e) Absence of Material Adverse Effect. Since the date of this Agreement there shall not have occurred and be continuing any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 6.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date, except (i) for any failure to be so true and correct which would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, and (ii) for such representations and warranties that expressly relate to an earlier date, in which case as of such earlier date.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before February 28, 2016 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2 or Section 5.3(b), as to which Section 7.1(c)(ii)(D) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement such that Section 6.3(a) or Section 6.3(b) would not be satisfied; or

(ii) if (A) an Adverse Recommendation Change shall have occurred, (B) the Company shall, within ten Business Days of a tender or exchange offer relating to an Acquisition Proposal (whether or not a Superior Proposal) having been commenced, fail to publicly recommend against such tender or exchange offer, (C) the Company shall have failed to publicly reaffirm its recommendation of the Merger after any Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to the Company’s stockholders, within ten Business Days after a written request to do so by Parent, or (D) the Company shall have materially breached Section 5.2 or Section 5.3(b) or failed to perform any of its obligations set forth in Section 5.2 or Section 5.3(b) in any material respect;

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement such that Section 6.2(a) or Section 6.2(b) would not be satisfied; or

(ii) at any time prior to obtaining the Company Stockholder Approval, in order to accept a Superior Proposal in accordance with Section 5.2(b); provided, that the Company shall have (A) simultaneously with or immediately following such termination entered into the associated Alternative Acquisition Agreement, (B) otherwise complied with all provisions of Section 5.2(b), including the notice provisions thereof, with respect to such Superior Proposal and (C) paid the amounts due pursuant to Section 7.3(b).

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, provided, that:

(a) the Confidentiality Agreement and the provisions of Section 5.11 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) shall survive the termination hereof;

(b) the Company may have liability as provided in Section 7.3; and

(c) subject to the last proviso of Section 7.3(b), no such termination shall relieve any party from any liability or damages resulting from a material breach of any of its covenants or agreements set forth in this Agreement or fraud, with respect to which the non-breaching party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that:

(i) (A) an Acquisition Proposal is made directly to the Company’s stockholders or is otherwise publicly disclosed or otherwise communicated to senior management of the Company or the Company Board (and such Acquisition Proposal shall not have been publicly withdrawn without qualification (I) on or prior to the tenth Business Day prior to the date of the Company Stockholders Meeting, with respect to termination pursuant to Section 7.1(b)(iii) and (II) on or prior to the 75th calendar day following the date such Acquisition Proposal has been made, with respect to any termination pursuant to Section 7.1(b)(i)), (B) this Agreement is terminated by the Company or Parent pursuant to (x) Section 7.1(b)(i), but solely if such termination under this clause (x) occurs prior to the receipt of the Company Stockholder Approval or (y) Section 7.1(b)(iii), and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of the foregoing clause (A) and this clause (C), each reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);

(ii) (A) an Acquisition Proposal is made directly to the Company’s stockholders or is otherwise publicly disclosed or otherwise communicated to senior management of the Company or the Company Board (and such Acquisition Proposal shall not have been publicly withdrawn without qualification prior to the event giving rise to the termination right), (B) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) as a result of an intentional breach of a covenant or agreement occurring after the event described in clause (A), and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of the foregoing clause (A) and this clause (C), each reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

(iv) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then, in any such event, the Company shall pay to Parent a fee of $90,000,000 (the “Termination Fee”), it being understood that in no event shall the Company be required to pay the Termination Fee to Parent on more than one occasion; provided, that the payment by the Company of the Termination Fee pursuant to this Section 7.3 shall not relieve the Company from any liability or damage resulting from a material breach of any of its covenants or agreements set forth in this Agreement or fraud; provided, further, that, notwithstanding the foregoing, if Parent accepts payment from the Company of the Termination Fee in connection with a termination pursuant to Section 7.1(c)(ii)(D), none of the Company, its Subsidiaries, their respective Affiliates, and the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereunder (whether or not relating to or arising out of any material breach of this Agreement or of fraud).

(c) Payment of the Termination Fee shall be made by wire transfer of same day funds to the accounts designated by Parent (i) on the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i) or Section 7.3(b)(ii), (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Parent pursuant to Section 7.1(c)(ii), or (iii) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a termination by the Company pursuant to Section 7.1(d)(ii).

(d) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, e-mail or otherwise, or (b) on confirmed receipt if delivered by mail or delivery service. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub or the Surviving Corporation, to:

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, California 94304

Attention: General Counsel

Facsimile: (650) 857-2012

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, CA 94304-1211

Attention: Russell C. Hansen, Esq.; Eduardo Gallardo, Esq.

Facsimile: (650) 849-5083; (212) 351-5245

E-mail: RHansen@gibsondunn.com;

EGallardo@gibsondunn.com

(ii) if to Company, to:

Aruba Networks, Inc.

1344 Crossman Avenue

Sunnyvale, CA 94089-1113

Attention: General Counsel

Facsimile: (408) 541-1361

E-mail: generalcounsel@arubanetworks.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Mike Ringler

Facsimile: (415) 947-2099

E-mail: mringler@wsgr.com

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b) “Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and the Laws of any other jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or which prescribe requirements or procedures for the review by a Governmental Entity of competition-related aspects of mergers or acquisitions;

(c) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City, New York or San Francisco, California are authorized or required by applicable Law to be closed for the entire day;

(d) “Contract” means any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other legally binding contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto);

(e) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(f) “Designated Filings” means the Annual Report on Form 10-K of the Company for the fiscal year ended July 31, 2014, the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ending October 31, 2014, the Current Reports on Form 8-K of the Company filed since July 31, 2014 and prior to the date hereof, and the proxy statement for the 2014 annual meeting of the Company’s stockholders;

(g) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts, and (v) all guarantees and all arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person;

(h) “Knowledge” of (i) the Company means the actual knowledge, after due inquiry, of the individuals listed in Schedule 8.3(h) attached hereto and (ii) Parent means the actual knowledge, after due inquiry, of any executive officer of Parent;

(i) “Liens” mean any pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership), other than licenses of Company Intellectual Property Rights;

(j) “Parent Common Stock” means the common stock, par value $0.01 per share, of Parent;

(k) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(l) “Proposed Spin-Off” means the proposed spin-off by Parent of a separate publicly traded entity (the “Spun-Off Entity”) as described in Parent’s press release dated October 6, 2014;

(m) “Required Antitrust Approvals” shall mean any required filings, consents, approvals and actions required to be made or obtained or advance ruling certificate or no-action letter required to obtain an exemption from such filings, consents, approvals or actions pursuant to (i) the HSR Act and (ii) any other Antitrust Law in order to consummate the transactions contemplated by this Agreement;

(n) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(o) “Tax Authority” means any Governmental Entity or any subdivision, agency, commission or authority thereof responsible for the imposition, administration, interpretation or collection of any Tax;

(p) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof;

(q) “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person; and

(r) “third Person” shall mean any Person other than the Company and any of its Subsidiaries and/or Parent and any of its Subsidiaries.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall” and vice versa. References to days mean calendar days unless otherwise specified. The term “made available” shall include any information or materials contained in the electronic data room hosted by “RR Donnelley” (including the segregated “clean room” portion thereof) as of two calendar days prior to the date hereof.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Confidentiality Agreement and the Voting Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 5.8.

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent and Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement (a) to Parent or any of its Affiliates at any time, in which case all references herein to Parent or Merger Sub shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Parent or Merger Sub as of the date of this Agreement shall be deemed to be representations and warranties made with respect to such other Affiliate as of the date of such assignment or (b) after the Effective Time, to any Person, provided, that Parent and Merger Sub shall remain liable for their obligations under this Agreement from and after such assignment. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns; provided, that notwithstanding anything to the contrary in this Agreement, if upon completion of the Proposed Spin-Off, this Agreement is assigned to the Spun-Off Entity, then this Agreement shall no longer be binding upon or inure to the benefit of Parent.

Section 8.10 Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HEWLETT-PACKARD COMPANY

By:	/s/ Rishi Varma
	Name:	Rishi Varma
	Title:	Senior Vice President, Deputy General Counsel, and Assistant Secretary

ASPEN ACQUISITION SUB, INC.

By:	/s/ Rishi Varma
	Name:	Rishi Varma
	Title:	President and Secretary

Signature Page to Merger Agreement

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ARUBA NETWORKS, INC.

By:	/s/ Dominic P. Orr
Name: Dominic P. Orr Title: Chief Executive Officer

Signature Page to Merger Agreement